                                                    This filing is made pursuant
                                                    to Rule 424(b)(5) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-24615.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. A FINAL PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WILL BE DELIVERED TO PURCHASERS. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                  SUBJECT TO COMPLETION, DATED JANUARY 7, 1998
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 7, 1998)

                                6,000,000 SHARES

                            EXCEL REALTY TRUST, INC.
                               DEPOSITARY SHARES
                      EACH REPRESENTING 1/10 OF A SHARE OF
                 % SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK
       (Liquidation Preference Equivalent to $25.00 Per Depositary Share)
                               ------------------

    Excel Realty Trust, Inc. (the "Company") is a self-administered, self-managed real estate investment trust ("REIT") which acquires, owns and manages neighborhood and community shopping centers and other retail and commercial properties which are primarily leased on a long-term basis to major retail companies throughout the United States. As of September 30, 1997, the Company owned or managed 71 shopping centers, 68 single tenant properties, four commercial properties and office buildings, and one additional property which is currently being constructed. See "Business and Properties."

    Each of the 6,000,000 Depositary Shares (the "Depositary Shares") offered hereby (the "Offering") represents a 1/10 fractional interest in a share of
    % Series B Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), of the Company deposited with BankBoston, N.A., as Depositary, and entitles the holder to all proportional rights and preferences of the Series B Preferred Stock (including distribution, voting, redemption and liquidation rights and preferences). The liquidation preference of each share of Series B Preferred Stock will be $250.00 (equivalent to $25.00 per Depositary Share). See "Description of Series B Preferred Stock and Depositary Shares."

    Distributions on the Series B Preferred Stock represented by the Depositary Shares offered hereby will be cumulative from the date of original issue and will be payable quarterly in arrears on or about the 15th day of January, April,
July and October of each year, commencing           , 1998, at the rate of     %
of the liquidation preference per annum (equivalent to $        per annum per
Depositary Share). See "Description of Series B Preferred Stock and Depositary Shares -- Distributions."

    The Series B Preferred Stock and the Depositary Shares representing such
Series B Preferred Stock will not be redeemable prior to           , 2003,
except in certain limited circumstances relating to the ownership limitation necessary to preserve the Company's qualification as a REIT for federal income
tax purposes. On and after          , 2003, the Series B Preferred Stock may be
redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid distributions, if any, thereon. The redemption price of the Series B Preferred Stock (other than any portion thereof consisting of accrued and unpaid distributions) may only be paid from the sale proceeds of other capital stock of the Company, which may include other classes or series of preferred stock. The Series B Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company, except in limited circumstances relating to the Company's qualification as a REIT. See "Description of Series B Preferred Stock and Depositary Shares -- Redemption." In order to maintain the Company's qualification as a REIT for federal income tax purposes, the number of Depositary Shares or shares of Series B Preferred Stock that may be owned by any single person or affiliated group will be restricted. See "Description of Series B Preferred Stock and Depositary
Shares -- Restrictions on Ownership."

    The Company is applying for approval from the New York Stock Exchange (the "NYSE") to list the Depositary Shares on the NYSE. If so approved, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Depositary Shares. While the Underwriters (as defined herein) have advised the Company that they intend to make a market in the Depositary Shares prior to the commencement of trading on the NYSE, they are under no obligation to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the Depositary Shares will exist prior to commencement of trading on the NYSE or at any other time. See "Underwriting."
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE S-9 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE DEPOSITARY SHARES.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================================
                                                                       UNDERWRITING
                                                  PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                  PUBLIC(1)           COMMISSIONS(2)           COMPANY(3)
----------------------------------------------------------------------------------------------------------------
Per Depositary Share.......................            $                     $                      $
----------------------------------------------------------------------------------------------------------------
Total(4)...................................            $                     $                      $
================================================================================================================

(1) Plus accrued distributions, if any, from the date of original issue.

(2) For information regarding indemnification of the Underwriters, see "Underwriting."

(3) Before deducting estimated expenses of $200,000 payable by the Company.

(4) The Company has granted the Underwriters a 30-day option to purchase up to 900,000 additional Depositary Shares solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company will be $    , $    and $    , respectively. See "Underwriting."
                               ------------------

    The Depositary Shares are being offered by the several Underwriters, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the Depositary Receipts evidencing
the Depositary Shares offered hereby will be made on or about          , 1998 at
the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of the Depository Trust Company.

SALOMON SMITH BARNEY
           A.G. EDWARDS & SONS, INC.
                      MORGAN STANLEY DEAN WITTER
                                 PAINEWEBBER INCORPORATED
                                          PRUDENTIAL SECURITIES INCORPORATED
         , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEPOSITARY SHARES, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated herein or therein by reference. Unless otherwise indicated, the information contained in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised. All references to the Company in this Prospectus Supplement include the Company and those entities owned or controlled by the Company, unless the context indicates otherwise.

                                  THE COMPANY

     The Company is a self-administered, self-managed REIT which acquires, owns and manages neighborhood and community shopping centers and other retail and commercial properties which are primarily leased on a long-term basis to major retail companies throughout the United States. As of September 30, 1997, the Company owned or managed 71 shopping centers (the "Shopping Centers"), 68 single tenant properties (the "Single Tenant Properties"), four commercial properties and office buildings (the "Commercial Properties") and one additional property which is currently being constructed. The Shopping Centers consist of neighborhood and community shopping centers which typically range from 100,000 to 200,000 square feet in size. The Single Tenant Properties typically are either anchor stores within shopping centers not owned by the Company or free standing properties located in commercial areas, with triple net leases which require the lessee to be responsible for substantially all of the costs and expenses associated with the ongoing maintenance of the property, including but not limited to property taxes, insurance and common area maintenance. The Commercial Properties consist of office buildings and commercial properties which the Company typically purchases at an attractive price to take advantage of a distressed situation or underutilized space. The Shopping Centers, Single Tenant Properties and Commercial Properties accounted for approximately 78%, 20% and 2%, respectively, of the annualized base rental income ("ABR") of the Company at September 30, 1997. As of September 30, 1997, the Company's 143 operating properties were located in 28 states, contained approximately 11.9 million square feet of gross leasable area ("GLA") and were 96% leased.

     The Company emphasizes investments in retail properties where a substantial portion of such properties' GLA is subject to long-term net leases to national or regional retail tenants. The Company seeks to lease to national or regional retail tenants that market basic goods and services to consumers and enjoy a leading position in their respective industries.

     The Company's primary objective is to acquire, own and manage a portfolio of commercial retail properties that will provide cash for quarterly distributions to stockholders while protecting investor capital and providing potential for capital appreciation. The Company seeks to achieve this objective by (i) aggressively managing its existing properties, (ii) continuing to acquire well-located neighborhood and community shopping centers with tenants that have a national or regional presence and an established credit quality, (iii) disposing of mature properties to continually update its core property portfolio, and (iv) continuing to maintain a strong and flexible financial position to facilitate growth.

     Since the Company's public offering in August 1993, the Company has successfully acquired 84 properties for an aggregate purchase price of approximately $687.7 million (representing approximately 11.1 million square feet of GLA) and disposed of 25 properties for an aggregate sales price of approximately $45.7 million (representing approximately 927,000 square feet of GLA).

RECENT DEVELOPMENTS

     Corporate Developments

     In February 1997, the Company issued in a public offering 4,600,000 shares of the Company's 8 1/2% Series A Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"). The net proceeds to the Company of approximately $111.4 million were used to repay certain indebtedness under the Company's unsecured, two-year revolving credit facility (the "Unsecured Revolving Credit Facility") and for the acquisition of six Shopping Centers and one Single Tenant Property.

     In its financial statements, the Company consolidated Excel Realty Partners, L.P., a Delaware limited partnership ("ERP"), beginning April 1, 1997. ERP was previously accounted for in the Company's financial statements under the equity method. Loans from the Company to ERP in the aggregate amount of approximately $23.0 million were converted into an equity investment in ERP. This consolidation has added 19 Shopping Centers to the Company's portfolio with a total purchase price of $157.0 million, consisting of $66.2 million in mortgage debt and $90.8 million in equity. The consolidation has added approximately 2.6 million square feet of GLA and $17.5 million in ABR. The properties will continue to be managed from the Company's eight regional property management offices.

     In July 1997, the Company issued in a public offering 2,500,000 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"). The net proceeds to the Company of approximately $66.5 million were used to repay certain indebtedness under the Unsecured Revolving Credit Facility and for the acquisition of four Shopping Centers and one Single Tenant Property.

     In July and August 1997, the Company received investment grade ratings of Baa3 and BBB- from Moody's Investors Service, Inc. and Standard & Poor's Corporation, respectively, with respect to prospective issuances of senior unsecured debt, including the Notes (as defined below).

     In October 1997, the Company issued in a public offering $75.0 million of the Company's 6 7/8% Senior Notes due 2004 (the "Notes"). The net proceeds to the Company of approximately $73.9 million were used to repay certain indebtedness under the Unsecured Revolving Credit Facility.

     In December 1997, the Company filed a registration statement with the Securities and Exchange Commission (the "Commission") with respect to the Company's intention to spin off Excel Legacy Corporation ("Legacy"), a newly-formed corporation which is currently a wholly-owned subsidiary of the Company (the "Spin-off"). After the registration statement is declared effective, the Company plans to effect the Spin-off through a dividend distribution to the Company's common stockholders of all Legacy common stock held by the Company. The distribution is expected to consist of one share of Legacy common stock for each share of the Company's Common Stock held on the record date (to be determined). Upon completion of the Spin-off, Legacy will cease to be a wholly-owned subsidiary of the Company and will operate as an independent public company. The Company's common stockholders will not have to pay for any shares of Legacy common stock received in the distribution or take any action to receive such shares. Holders of the Series B Preferred Stock and the Depositary Shares representing such Series B Preferred Stock will not be entitled to receive shares of Legacy common stock in the Spin-off.

     Legacy has been organized to create and realize value by identifying and making opportunistic real estate investments. Prior to the Spin-off, the Company and ERT Development Corporation ("EDV"), a development affiliate of the Company, will transfer to Legacy 14 real properties (11 of which are currently held by the Company) and certain notes receivable and related assets and liabilities with a book value as of December 31, 1997 of approximately $95.6 million. The 11 real properties being transferred from the Company to Legacy had a book value as of December 31, 1997 of approximately $60.3 million. Following the Spin-off, which is currently expected to occur in the first quarter of 1998, the Company's executive officers will continue to manage the Company and will manage Legacy as well.

     The Company and Legacy intend to pursue separate and distinct business strategies to minimize potential conflicts of interest between the two companies. Nonetheless, the on-going relationships between the Company and Legacy may present conflict situations for certain officers and directors. In this regard, the Company and Legacy will adopt appropriate policies and procedures to be followed by the board of directors of each company to address potential conflicts. In addition, the certificate of incorporation of Legacy will contain a specific purpose clause which identifies at the outset which types of opportunities will be pursued by Legacy. This clause provides that Legacy's purpose includes performing an agreement between the Company and Legacy (the "Intercompany Agreement"), which prohibits Legacy from engaging in certain activities or making certain investments (including investments in neighborhood and community shopping centers, power centers, malls or other conventional retail properties) unless the Company was first offered the opportunity and declined to pursue such activities or investments. See "Risk Factors -- Possible Conflicts with Legacy After the Spin-off."

     Property Acquisitions and Dispositions

     Between July 1, 1997 and September 30, 1997, the Company purchased five Shopping Centers located in Arizona, California, Pennsylvania and Tennessee and one Single Tenant Property located in Minnesota. These properties were purchased for an aggregate purchase price of approximately $52.7 million and have added approximately 536,000 square feet of GLA and $5.7 million in ABR. The properties were subject to secured debt of $8.8 million.

     On October 6 and 7, 1997, the Company acquired an additional six Shopping Centers, five of which were partially owned by, and are leased to, Kmart Corporation ("Kmart"), containing approximately 1.3 million square feet of GLA for a total purchase price of approximately $98.5 million. The six properties acquired include:

                                                                           PERCENT
                                                                            LEASED      PURCHASE
                                                            TOTAL GLA       AS OF         PRICE
            PROPERTY NAME                  LOCATION         (SQ. FT.)      9/30/97       (000S)
    ------------------------------    ------------------    ----------     --------     ---------
    Market Street Square              Elizabethtown, PA       169,481         100%       $12,056
    Island Plaza                      James Island, SC        167,101          95          9,635
    Bardin Place Center               Arlington, TX           399,892          98         27,346
    Miami Gardens                     Miami, FL               244,719         100         19,692
    Freedom Square                    Naples, FL              212,183          88         11,603
    San Dimas Plaza                   San Dimas, CA           119,157          97         18,122
                                                            ----------        ---       ---------
                                                            1,312,533          96%       $98,454
                                                            =========      =======       =======

On October 6, 1997, the Company also sold two Single Tenant Properties leased to Kmart comprising approximately 147,065 square feet of GLA for a total sales price of approximately $5.2 million.

     In December 1997, the Company acquired an additional four Shopping Centers containing approximately 1.3 million square feet of GLA for a total purchase price of approximately $84.3 million. The four properties acquired include:

                                                                           PERCENT
                                                                            LEASED      PURCHASE
                                                            TOTAL GLA       AS OF         PRICE
            PROPERTY NAME                  LOCATION         (SQ. FT.)      9/30/97       (000S)
    ------------------------------    ------------------    ----------     --------     ---------
    Clearwater Mall                   Clearwater, FL          685,141          89%       $20,000
    Merchants Central Shopping
      Center                          Winchester, TN          208,123          99         11,131
    Westminster Marketplace           Westminster, CO         339,600         100         43,703
    Vail Ranch                        Temecula, CA            107,700         100          9,500
                                                            ----------        ---       ---------
                                                            1,340,564          94%       $84,334
                                                            =========      =======       =======

                                  THE OFFERING

Securities Offered..............   6,000,000 Depositary Shares, each
                                   representing 1/10 of a share of Series B
                                   Preferred Stock.

Use of Proceeds.................   The net proceeds from the Offering will be
                                   used primarily to repay indebtedness and for general corporate purposes. See "Use of Proceeds."

Rank............................   With respect to the payment of distributions
                                   and amounts upon liquidation, dissolution or winding up of the Company, the Series B
                                   Preferred Stock represented by the Depositary
                                   Shares offered hereby will rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities which by their terms rank junior to the Series B
                                   Preferred Stock, (ii) on a parity with all equity securities issued by the Company which by their terms rank on a parity with the Series B Preferred Stock, including the
                                   Series A Preferred Stock, and (iii) junior to all equity securities issued by the Company which by their terms rank senior to the Series B Preferred Stock. See "Description of
                                   Series B Preferred Stock and Depositary
                                   Shares -- Rank."

Distributions...................   Distributions on the Series B Preferred Stock
                                   represented by the Depositary Shares offered
                                   hereby will be cumulative from the date of
                                   original issue and will be payable quarterly
                                   in arrears on or about the 15th day of
                                   January, April, July and October of each
                                   year, commencing             , 1998, at the
                                   rate of      % of the liquidation preference
                                   per annum (equivalent to $          per annum
                                   per Depositary Share). Distributions on the Series B Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are declared. See
                                   "Description of Series B Preferred Stock and
                                   Depositary Shares -- Distributions."

Liquidation Preference..........   The Series B Preferred Stock will have a
                                   liquidation preference of $250.00 per share
                                   (equivalent to $25.00 per Depositary Share), plus accrued and unpaid distributions, if any, thereon. See "Description of Series B
                                   Preferred Stock and Depositary
                                   Shares -- Liquidation Preference."

Redemption......................   The Series B Preferred Stock and the
                                   Depositary Shares representing such Series B
                                   Preferred Stock will not be redeemable prior
                                   to             , 2003, except in limited
                                   circumstances relating to the Company's
                                   qualification as a REIT. On and after
                                                  , 2003, the Series B Preferred
                                   Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $250.00 per share
                                   (equivalent to $25.00 per Depositary Share), plus accrued and unpaid distributions, if any, thereon. The redemption price (other than any portion thereof consisting of accrued and unpaid distributions) may only be paid from the sale proceeds of other capital stock of the Company, which may include other classes or series of preferred stock. See
                                   "Description of Series B Preferred Stock and
                                   Depositary Shares -- Redemption."

Voting Rights...................   Holders of Depositary Shares representing the
                                   Series B Preferred Stock will generally have no voting rights. However, if distributions on the Series B Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of the Depositary Shares representing such Series B
                                   Preferred Stock (voting separately as if they were a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Company's Board of Directors until all distribution arrearages have been paid. In addition, certain changes to the terms of the Series B Preferred Stock that would be materially adverse to the rights of holders of the Depositary Shares representing such Series B Preferred Stock cannot be made without the affirmative vote of holders of two-thirds of the outstanding Series B
                                   Preferred Stock. See "Description of Series B
                                   Preferred Stock and Depositary
                                   Shares -- Voting Rights."

Conversion......................   The Series B Preferred Stock will not be
                                   convertible into or exchangeable for any other property or securities of the Company.

Listing.........................   The Company is applying for approval to list
                                   the Depositary Shares on the NYSE. If so approved, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Depositary Shares. See
                                   "Underwriting."

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

  (IN THOUSANDS, EXCEPT FOR NUMBER OF OPERATING PROPERTIES AND PER SHARE DATA)

     The following table sets forth selected consolidated financial data for the Company. The consolidated financial data of the Company as of and for the nine months ended September 30, 1997 and 1996 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

                                         NINE MONTHS
                                     ENDED SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1997       1996       1996       1995       1994       1993       1992
                                     --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Total revenue......................  $ 71,025   $ 45,689   $ 63,135   $ 59,370   $ 42,259   $ 23,082   $  6,029
Interest expense...................    15,712     14,497     19,450     22,458     14,190      9,360      2,218
Total operating expenses...........    36,022     28,013     37,562     44,861     28,355     20,250      5,575
Income before real estate sales....    35,003     17,676     25,573     14,509     13,904      2,832        454
Real estate sales and impairment...       453       (825)    (1,777)     3,683       (108)       399          0
Net income.........................    34,147     16,851     23,796     18,192     13,796      3,231        454
Net income per share...............      1.41       1.21       1.62       1.51       1.27       0.55       0.41
BALANCE SHEET DATA (AT END OF
  PERIOD):
Real estate after accumulated
  depreciation.....................  $691,346   $409,362   $457,502   $372,016   $349,255   $273,362   $112,971
Total assets.......................   845,675    473,631    558,628    428,307    375,100    290,226    116,621
Mortgages payable..................   236,217    143,661    157,716    123,813    201,157    113,487     89,442
Total liabilities..................   313,922    230,785     81,032    219,629    211,202    128,264     93,343
Minority interest(1)...............    33,047         --         --         --         --         --         --
Stockholders' equity...............   498,706    242,846    312,654    208,678    163,898    161,962     22,312
OTHER DATA:
EBITDA(2)..........................  $ 57,780   $ 37,314   $ 50,921   $ 47,583   $ 34,873   $ 16,778   $  3,280
Funds from operations(3)...........    43,619     23,188     33,067     26,536     21,964      8,891        998
Cash flows provided (used):
  Operating activities.............    38,255     20,047     28,080     28,895     24,652      6,263      1,364
  Investing activities.............  (148,284)   (26,389)   (96,200)   (28,425)   (58,872)  (110,605)   (11,308)
  Financing activities.............   108,475      1,909     63,346      5,211     32,975    109,281      9,534
Distributions......................    30,092     18,660     25,568     16,264     18,604      8,881      1,156
Distributions per share(4).........      1.50       1.35       1.81       1.32       1.71       1.42       1.14
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends........................      2.37       2.22       2.31       1.65       1.98       1.30       1.20
Common shares outstanding (weighted
  average).........................    19,960     13,924     14,539     12,084     10,883      5,878      1,110
Gross leasable area (sq. ft. at end
  of period).......................    11,903      7,421      8,200      7,374      7,163      5,866      2,158
Number of operating properties (at
  end of period)...................       143        114        112        112        110         98         42

---------------

(1) Represents the minority partner's proportionate share of the equity of ERP which the Company consolidated beginning April 1, 1997.

(2) For purposes of this calculation, EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow for the period nor has it been presented as an alternative to earnings from operations as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(3) Funds from operations ("FFO") does not represent cash flows from operations and may not be comparable to similarly titled measures of other REITs. The Company believes that to facilitate a clear understanding of its operating results, however, FFO should be examined in conjunction with its net income. The Company is accounting for FFO as net income before gains or losses on sales of real estate (net of gains or losses on sales of undepreciated property), plus depreciation on real estate, amortization, amortized leasing commission costs and loan costs written off. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate, which historically has not depreciated. In May 1995, the National Association of Real Estate Investment Trusts (NAREIT) issued a clarification of its definition of FFO. Beginning in 1996, the Company revised its definition of FFO to exclude the amortization of loan costs and depreciation of furniture, equipment and vehicles as add-back items. FFO for periods prior to 1996 has been restated to conform with the revised definition.

(4) In April 1995, the Company adopted a policy of declaring distributions to stockholders of record on the first day of the succeeding quarter, instead of the last day of the current quarter. The payment date of 15 days following each quarter remained unchanged. Had the Company not changed its distribution declaration date, the distribution would have been $1.77 for the year ended December 31, 1995.

                                  RISK FACTORS

     An investment in the Depositary Shares offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus Supplement, in connection with an investment in the Depositary Shares offered hereby.

     This Prospectus Supplement includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus Supplement that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), the use of proceeds of this Offering, expansion and other development trends of the real estate industry, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

GENERAL REAL ESTATE INVESTMENT RISKS

     Economic Performance and Value of Centers Dependent on Many Factors. Real property investments are subject to varying degrees of risk. The economic performance and values of real estate can be affected by many factors, including changes in the national, regional and local economic climates, local conditions such as an oversupply of space or a reduction in demand for real estate in the area, the attractiveness of the properties to tenants, competition from other available space, the ability of the owner to provide adequate maintenance and insurance and increased operating costs. In recent years, there has been a proliferation of new retailers and a growing consumer preference for value-oriented shopping alternatives that have, among other factors, heightened competitive pressures. In certain areas of the country, there may also be an oversupply of retail space. As a consequence, many companies in all sectors of the retailing industry have encountered significant financial difficulties. A substantial portion of the Company's income is derived from rental revenues from retailers in neighborhood and community shopping centers. Accordingly, no assurance can be given that the Company's financial results will not be adversely affected by these developments in the retail industry.

     Dependence on Rental Income from Real Property. Since substantially all of the Company's income is derived from rental income from real property, the Company's income and funds for distribution would be adversely affected if a significant number of the Company's tenants were unable to meet their obligations to the Company or if the Company were unable to lease a significant amount of space in its properties on economically favorable lease terms. There can be no assurance that any tenant whose lease expires in the future will renew such lease or that the Company will be able to release space on economically advantageous terms.

     Illiquidity of Real Estate Investments. Equity real estate investments are relatively illiquid and therefore tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, mortgage payments and, to the extent the properties are not subject to triple net leases, certain significant expenditures such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment, and should such events occur, the Company's income and funds for distribution would be adversely affected. A portion of the Company's properties are mortgaged to secure payment of indebtedness, and if the Company were unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on such properties by the mortgagee.

     Risk of Bankruptcy of Major Tenants. The bankruptcy or insolvency of a major tenant or a number of smaller tenants may have an adverse impact on the properties affected and on the income produced by such properties. Under bankruptcy law, a tenant has the option of affirming (continuing) or rejecting (terminating) any unexpired lease. If the tenant affirms its lease with the Company, the tenant must cure all defaults under the lease and provide the Company with adequate assurance of its future performance under the lease. If the tenant rejects the lease, the Company's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim. The amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one years' lease payments or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments).

     Environmental Risks. Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property or disposed of by it, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not the Company knew of, or was responsible for, the presence of such hazardous or toxic substances. See "Business and Properties -- Environmental Conditions."

RELIANCE ON MAJOR TENANTS

     As of September 30, 1997, the Company's two largest tenants were Wal-Mart Stores, Inc. ("Wal-Mart") and Kmart, which accounted for approximately 11.3% and 9.0%, respectively, of the Company's ABR as of such date. The financial position of the Company and its ability to make distributions may be adversely affected by financial difficulties experienced by either of such tenants, or any other major tenant of the Company, including a bankruptcy, insolvency or general downturn in the business of any such tenant, or in the event any such tenant does not renew its leases as they expire. In that regard, it has been reported in the media that Kmart is experiencing operating and financial difficulties. See "Business and Properties -- Principal Lessees."

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS

     As of September 30, 1997, directors and executive officers of the Company beneficially owned approximately 10.7% of the Company's Common Stock (including shares representing approximately 4.0% of the Common Stock which may be acquired upon the exercise of options exercisable within 60 days). Accordingly, such persons should continue to have substantial influence over the Company and on the outcome of matters submitted to the Company's stockholders for approval.

LIMITATIONS ON ACQUISITION AND CHANGE IN CONTROL

     Ownership Limit. In order for the Company to maintain its qualification as a REIT, not more than 50% in value of the outstanding shares of its capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), to include certain entities) during the last half of a taxable year. Furthermore, the Company's shares must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year (or proportionate part of a short tax year). In addition, if the Company, or an actual or constructive owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. See "Certain Federal Income Tax Considerations to the Company of its REIT Election -- Taxation of the Company as a REIT" in the accompanying Prospectus. In order to protect the Company against the risk of losing REIT status due to a concentration of ownership among its stockholders, the Company's Articles of Amendment and Restatement (the "Charter") provides for limitation of actual or constructive ownership of the outstanding shares of the Company's capital stock by a single person to 9.8% by value of the then outstanding shares of capital stock. See "Restrictions on Ownership of Capital Stock" in the accompanying Prospectus. Although the Company's Board of Directors presently has no intention of doing so, the Board of Directors could waive this restriction with respect to a particular stockholder if it were satisfied, based upon the advice of tax counsel or otherwise, that ownership by such stockholder in excess of the Ownership Limit (as defined in the accompanying Prospectus) would not jeopardize the Company's status as a REIT.

     The Charter of the Company further provides that actual or constructive ownership of shares of capital stock in excess of the Ownership Limit will cause the violative transfer of ownership to be void with respect to the transferee as to that number of shares in excess of the Ownership Limit and such shares will be automatically transferred to a trust for the benefit of a qualified charitable organization. Such purported transferee would have no right to vote such shares or be entitled to dividends or other distributions with respect to such shares. See "Restrictions on Ownership of Capital Stock" in the accompanying Prospectus for additional information regarding the Ownership Limit.

     Staggered Board. The Board of Directors of the Company has three classes of directors, the terms of which will expire in 1998, 1999 and 2000. Directors for each class are chosen for a three-year term.

     The percentage ownership limit and the staggered terms for directors could have the effect of (i) delaying or preventing a change in control of the Company even if a change in control were in the stockholders' interest, (ii) deterring tender offers for the Common Stock that may be beneficial to the stockholders, or (iii) limiting the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor attempted to assemble a block of shares of Common Stock in excess of the percentage ownership limit or otherwise to effect a change in control of the Company.

NO LIMITATION IN ORGANIZATIONAL DOCUMENTS ON INCURRENCE OF DEBT

     The Company currently has a policy of limiting the extent of its borrowing to approximately 50% of its total market capitalization (i.e., the sum of the aggregate market value of the Company's Common Stock, the liquidation preference of any preferred shares outstanding, and the Company's total debt), but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate the current policy on borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's FFO and ability to make expected distributions to stockholders and in an increased risk of default on its obligations.

NO PRIOR MARKET FOR DEPOSITARY SHARES

     Prior to the Offering, there has been no public market for the Depositary Shares or the Series B Preferred Stock. Although the Company is applying to list the Depositary Shares on the NYSE, there can be no assurance that an active trading market will develop. The initial offering price of the Depositary Shares will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Depositary Shares after the Offering. See "Underwriting." The Company does not intend to apply for listing of the Series B Preferred Stock on any exchange, and does not expect an active trading market to develop for the Series B Preferred Stock except as represented by the Depositary Shares.

ADVERSE IMPACT ON DISTRIBUTIONS OF FAILURE TO QUALIFY AS A REIT

     The Company has elected to be taxed as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 1987, and believes that, commencing with such taxable year, it has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code. Although the Company believes that it will continue to operate in such a manner, no assurance can be given that the Company will remain qualified as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must pay distributions to stockholders aggregating annually at least 95% of its REIT taxable income (determined without regard to the dividends-paid deduction and by excluding net capital gains). The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Code is greater in the case of a REIT that holds assets in partnership form. No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. See "Certain Federal Income Tax Considerations to the Company of its REIT Election -- Failure to Qualify" in the accompanying Prospectus.

     The Company intends to make distributions to its stockholders to comply with the 95% of REIT taxable income distribution requirement, although it may, from time to time, retain capital gains and thereby incur a nondeductible excise tax. There may also be differences in timing between the recognition of taxable income and the actual receipt of cash that may require the Company to borrow funds, issue capital stock or sell assets on a short-term basis to meet the 95% of REIT taxable income distribution requirement. This distribution requirement could cause the Company (i) to sell assets in adverse market conditions, (ii) to distribute amounts that represent a return of capital, or (iii) to distribute amounts that would otherwise be spent on future acquisitions, unanticipated capital expenditures or repayment of debt. Gain from the disposition of any asset treated as being held primarily for sale to customers in the ordinary course of business generally will be subject to a 100% tax. See "Certain Federal Income Tax Considerations to the Company of its REIT Election -- Taxation of the Company as a REIT -- Income Tests" in the accompanying Prospectus.

     Among the requirements for REIT qualification is that the value of any one issuer's securities held by a REIT may not exceed 5% of the REIT's total assets on certain testing dates. See "Federal Income Tax Considerations to the Company of its REIT Election -- Taxation of the Company as a REIT -- Requirements for Qualification" in the accompanying Prospectus. The Company believes that the aggregate value of the securities of EDV held by the Company is less than 5% of the value of the Company's total assets.

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal, state and other income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability of the Company for the years involved. In addition, distributions to stockholders would no longer be required to be made. See "Federal Income Tax Considerations to the Company of its REIT
Election -- Taxation of the Company as a REIT -- Requirements for Qualification" in the accompanying Prospectus.

POSSIBLE CONFLICTS WITH LEGACY AFTER THE SPIN-OFF

     Following the Spin-off, certain directors and executive officers of the Company will serve as directors and executive officers of Legacy. The Company and Legacy also will enter into certain agreements providing for (i) the orderly separation of the Company and Legacy, (ii) the sharing of certain facilities and services, and (iii) the allocation of certain tax and other liabilities. Because the management of both the Company and Legacy will be largely the same following the Spin-off, conflicts may arise with respect to the operation and effect of these agreements and relationships which could have an adverse effect on the Company if not properly resolved. In this regard, the Company and Legacy will adopt appropriate policies and procedures to be followed by the board of directors of each company to address potential conflicts. In addition, the certificate of incorporation of Legacy will contain a specific purpose clause which identifies at the outset which types of opportunities will be pursued by Legacy. This clause provides that Legacy's purpose includes performing the Intercompany Agreement, which prohibits Legacy from engaging in certain activities or making certain investments (including investments in neighborhood and community shopping centers, power centers, malls or other conventional retail properties) unless the Company was first offered the opportunity and declined to pursue such activities or investments. See "Prospectus Supplement Summary -- The Company -- Recent Developments."

                                  THE COMPANY

     The Company is a self-administered, self-managed REIT which acquires, owns and manages neighborhood and community shopping centers and other retail and commercial properties which are primarily leased on a long-term basis to major retail companies throughout the United States. As of September 30, 1997, the Company owned or managed 71 shopping centers (the "Shopping Centers"), 68 single tenant properties (the "Single Tenant Properties"), four commercial properties and office buildings (the "Commercial Properties") and one additional property which is currently being constructed. The Shopping Centers consist of neighborhood and community shopping centers which typically range from 100,000 to 200,000 square feet in size. The Single Tenant Properties typically are either anchor stores within shopping centers not owned by the Company or free standing properties located in commercial areas, with triple net leases which require the lessee to be responsible for substantially all of the costs and expenses associated with the ongoing maintenance of the property, including but not limited to property taxes, insurance and common area maintenance. The Commercial Properties consist of office buildings and commercial properties which the Company typically purchases at an attractive price to take advantage of a distressed situation or underutilized space. The Shopping Centers, Single Tenant Properties and Commercial Properties accounted for approximately 78%, 20% and 2%, respectively, of the annualized base rental income ("ABR") of the Company at September 30, 1997. As of September 30, 1997, the Company's 143 operating properties were located in 28 states, contained approximately 11.9 million square feet of gross leasable area ("GLA") and were 96% leased.

     The Company emphasizes investments in retail properties where a substantial portion of such properties' GLA is subject to long-term net leases to national or regional retail tenants. The Company seeks to lease to national or regional retail tenants that market basic goods and services to consumers and enjoy a leading position in their respective industries.

     The Company's principal executive officers have worked together in acquiring and managing retail and commercial real estate for over 15 years and have administered the investments and affairs of the Company since 1989. As of September 30, 1997, management of the Company owned approximately 10.7% of the Company's Common Stock (including shares representing approximately 4.0% of the Common Stock which may be acquired upon the exercise of options exercisable within 60 days).

     The Company was incorporated under the laws of California in 1985 and reincorporated as a Maryland corporation in July 1993. The Company's executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127, and the Company's telephone number is (619) 485-9400.

GROWTH STRATEGY

     The Company's primary objective is to acquire, own and manage a portfolio of commercial retail properties that will provide cash for quarterly distributions to stockholders while protecting investor capital and providing potential for capital appreciation. The Company seeks to achieve this objective by (i) aggressively managing its 143 existing operating properties, (ii) continuing to acquire well-located neighborhood and community shopping centers with tenants that have a national or regional presence and an established credit quality, (iii) disposing of mature properties to continually update its core property portfolio, and (iv) continuing to maintain a strong and flexible financial position to facilitate growth.

     Since the Company's public offering in August 1993, the Company has successfully acquired 84 properties for an aggregate purchase price of approximately $687.7 million (representing approximately 11.1 million square feet of GLA) and disposed of 25 properties for an aggregate sales price of approximately $45.7 million (representing approximately 927,000 square feet of GLA).

  Aggressive Management

     The Company aggressively manages its properties, with an emphasis on maintaining high occupancy rates and a strong base of nationally recognized anchor tenants. In addition, the Company emphasizes monitoring of the physical condition of the properties and the financial condition of the tenants. The Company follows a schedule of regular physical maintenance with a view towards tenant expansion, renovations and refurbishing to preserve and increase the value of its properties. Renovations include upgrading of existing facades, updating signage, resurfacing parking lots and improving parking lot and exterior building lighting.

     In addition to the 30 employees at the Company's San Diego, California headquarters, the Company employs approximately 83 property management personnel at its eight field offices in Phoenix, Arizona; Sacramento, California; Orlando, Florida; Atlanta, Georgia; Lexington, Kentucky; Raleigh, North Carolina; Chattanooga, Tennessee; and Salt Lake City, Utah. Each of the Company's field offices is responsible for managing the leasing, property management and maintenance of the Company's properties in its region. The Company also employs a team of eight people at its Salt Lake City, Utah office whose efforts are dedicated solely to acquisitions and dispositions of the Company's properties.

     Over time, the Company will seek to increase cash flow and portfolio value primarily through contractual rent increases during the terms of its leases, reletting of existing space at higher rents, expansion of existing properties and the minimization of overhead and operating costs.

  Acquisition of Properties

     The Company intends to continue its portfolio focus on retail properties with predictable cash flow and growth potential. The Company seeks to expand its portfolio by acquiring well-located neighborhood and community shopping centers and other retail properties with tenants that have a national or regional presence and an established credit quality and that the Company believes will have the ability to make timely lease payments over the term of the lease. When acquiring properties, however, primary emphasis is placed on the quality of the location and comparable market rents as opposed to a particular tenant. The Company intends to continue to concentrate its property acquisitions in the southwestern and southeastern United States, where a majority of its current properties are located. Management believes that such emphasis will allow the Company to utilize its current property management and maintenance personnel in these areas. The Company may, however, acquire properties in other areas of the United States. Additionally, the Company intends to continue to evaluate its property type mix and may purchase from time to time other properties that the Company believes will meet its objectives. The Company has identified approximately $200 million of properties which are in various stages of the Company's acquisition process and which meet its general investment objectives. There can be no assurance, however, that the acquisition of all or any of these properties will be consummated.

     Acquisitions through Partnerships. The Company may from time to time enter into joint venture partnership arrangements with certain institutions for the purchase and management of properties. The Company may also from time to time acquire properties from unaffiliated property owners by forming partnerships and exchanging limited partnership units in such partnerships for the property owners' equity in the acquired properties. Such partnership units are generally exchangeable for shares of Common Stock under certain circumstances. The Company believes that this acquisition method may permit the Company to acquire properties at attractive prices from property owners wishing to enter into tax deferred transactions. In 1994, the Company acquired six properties through a single partnership using the foregoing structure. In 1995, the Company formed a second partnership, ERP, to facilitate additional potential acquisitions.

     Joint Venture Development. The Company may from time to time finance properties under development, provided that the developer of each such property has previously (i) obtained all necessary entitlements allowing completion of the property and (ii) identified principal tenant(s) who will occupy the property. Under this financing method, the Company either purchases the undeveloped property and leases such property back to the developer or makes a subordinated loan to the developer, and upon completion, the Company has the option to purchase the development. The Company believes that these methods of financing give the Company opportunities to purchase developed properties at capitalization rates slightly above those which might otherwise be available after completion of development.

     A summary of acquisition and consolidation activity since the Company's public offering in August 1993 is set forth below.

                                                                                                    PERCENT      PURCHASE
 ACQUISITION                                                             COMPANY'S   TOTAL GLA    LEASED AS OF    PRICE
     DATE                PROPERTY NAME                  LOCATION         INTEREST    (SQ. FT.)      09/30/97      (000S)
--------------  -------------------------------  ----------------------  ---------   ----------   ------------   --------
4th Qtr. 1997   Vail Ranch                       Temecula, CA               100%       107,700         100%      $ 9,500
4th Qtr. 1997   Westminster Marketplace          Westminster, CO            100        339,600         100        43,703
4th Qtr. 1997   Merchants Central                Winchester, TN             100        208,123          99        11,131
                Shopping Ctr.
4th Qtr. 1997   Clearwater Mall                  Clearwater, FL             100        685,141          89        20,000
4th Qtr. 1997   San Dimas Plaza                  San Dimas, CA              100        119,157          97        18,122
4th Qtr. 1997   Market Street Square             Elizabethtown, PA          100        169,481         100        12,056
4th Qtr. 1997   Island Plaza                     James Island, SC           100        167,101          95         9,635
4th Qtr. 1997   Bardin Pl. Ctr.                  Arlington, TX              100        399,892          98        27,346
4th Qtr. 1997   Miami Gardens                    Miami, FL                  100        244,719         100        19,692
4th Qtr. 1997   Freedom Square                   Naples, FL                 100        212,183          88        11,603
3rd Qtr. 1997   Metro 580 Shopping Ctr.          Pleasanton, CA             100        174,586         100        21,733
3rd Qtr. 1997   Firstar Bank Building            Burnsville, MN             100         17,275         100         1,250
3rd Qtr. 1997   Apison Crossing                  Ooltewah, TN               100         79,048          98         6,463
3rd Qtr. 1997   Johnstown Galleria               Richland Township, PA      100         61,698         100         5,260
3rd Qtr. 1997   Megafoods Shopping Center        Mesa, AZ                   100         84,160         100         6,947
3rd Qtr. 1997   Glendale Galleria                Glendale, AZ               100        119,461          98        11,053
2nd Qtr. 1997   Bakersfield Plaza                Bakersfield, CA         (1)(2)        213,372          97        17,442
2nd Qtr. 1997   Cudahy Plaza                     Cudahy, CA              (1)(2)        138,670          98         5,383
2nd Qtr. 1997   Bristol Plaza                    Santa Ana, CA           (1)(2)        112,379          98        10,496
2nd Qtr. 1997   Briggsmore Plaza                 Modesto, CA                (2)         96,800          99         5,528
2nd Qtr. 1997   Montebello Plaza                 Montebello, CA             (2)        284,718          98        22,199
2nd Qtr. 1997   Paradise Plaza                   Paradise, CA               (2)        198,562          98         4,725
2nd Qtr. 1997   Kietzke Center                   Reno, NV                   (2)        165,350         100        10,335
2nd Qtr. 1997   Riverview Plaza                  Gadsden, AL                (3)        147,615         100         7,202
2nd Qtr. 1997   Northside Plaza                  Dalton, GA                 (3)         67,831          95         3,618
2nd Qtr. 1997   Wisteria Village                 Snellville, GA             (3)        164,646          99         8,969
2nd Qtr. 1997   Green River                      Campbellsville, KY         (3)        190,316         100         8,430
2nd Qtr. 1997   Stratford Commons                Winston-Salem, NC          (3)         72,308          95         8,138
2nd Qtr. 1997   Remount Village                  N. Charleston, SC          (3)         60,238          97         5,216
2nd Qtr. 1997   St. Elmo Central                 Chattanooga, TN            (3)         74,978         100         5,816
2nd Qtr. 1997   Habersham Hills                  Cornelia, GA               (3)        161,278          96         6,249
2nd Qtr. 1997   Kimball Crossing                 Kimball, TN                (3)        139,455         100         6,689
2nd Qtr. 1997   Red Food Center                  Shelbyville, TN            (3)         52,335          94         2,791
2nd Qtr. 1997   Commerce Central                 Tullahoma, TN              (3)        182,401          99        11,576
2nd Qtr. 1997   Unity Professional Bldg.         Fridley, MN                (3)         62,556          92         6,237
2nd Qtr. 1997   Coachella Plaza                  Coachella, CA              100         11,182         100         1,349
2nd Qtr. 1997   Carmen Plaza                     Camarillo, CA              100        128,904          66         7,080
2nd Qtr. 1997   Kmart                            Brooksville, FL            100         94,841         100         5,050
2nd Qtr. 1997   Broadway Faire Shopping Ctr.     Fresno, CA                 100         60,383         100         9,108
2nd Qtr. 1997   Arbor Faire Shopping Ctr.        Fresno, CA                 100        199,986         100        18,492
2nd Qtr. 1997   Thomasville Crossing             Thomasville, NC            100         78,505          98         5,691
1st Qtr. 1997   Market Central                   Dalton, GA                 100         34,000          91         3,443
1st Qtr. 1997   Winn-Dixie                       Chattanooga, TN            100         43,848         100         2,144
4th Qtr. 1996   Northmall Centre                 Tucson, AZ                 100        157,057          98        15,100
4th Qtr. 1996   Valley Fair Mall                 W. Valley City, UT         100        608,000          92        37,300
3rd Qtr. 1996   Chili's                          Tucson, AZ                 100          5,997         100           507
3rd Qtr. 1996   Ruby Tuesday                     Tucson, AZ                 100          5,665         100           468

                                                                                                    PERCENT      PURCHASE
 ACQUISITION                                                             COMPANY'S   TOTAL GLA    LEASED AS OF    PRICE
     DATE                PROPERTY NAME                  LOCATION         INTEREST    (SQ. FT.)      09/30/97      (000S)
--------------  -------------------------------  ----------------------  ---------   ----------   ------------   --------
3rd Qtr. 1996   University Commons               Statesboro, GA             100%        59,814          98%      $ 4,839
1st Qtr. 1996   Crossroads                       Statesville, NC            100        246,791         100        16,665
1st Qtr. 1996   Granville Corners                Oxford, NC                 100        136,549          96         8,203
1st Qtr. 1996   The Shops of Riverdale           Riverdale, GA              100         34,255          91         2,752
1st Qtr. 1996   Roanoke Landing                  Williamston, NC            100        156,561          99         8,390
4th Qtr. 1995   Farrar Place                     Manchester, TN             100         39,220         100         2,306
4th Qtr. 1995   Hazel Path Shopping Ctr.         Hendersonville, TN         100         68,345          95         3,786
4th Qtr. 1995   Palmetto Crossing                Hilton Head, SC            100         40,920          98         3,306
3rd Qtr. 1995   Anson Station                    Wadesboro, NC              100        130,800          99         6,478
3rd Qtr. 1995   Kinston Pointe                   Kinston, NC                100        170,166          95         8,217
2nd Qtr. 1995   Foothills Market                 Jonesville, NC             100         44,350         100         2,355
2nd Qtr. 1995   Piney Grove Plaza                Kernersville, NC           100         49,709          93         3,143
2nd Qtr. 1995   Roxboro Square                   Roxboro, NC                100         98,980          99         5,275
2nd Qtr. 1995   Siler Crossing                   Siler City, NC             100        132,639          95         6,672
2nd Qtr. 1995   Village Marketplace              Asheboro, NC               100         87,800          98         6,026
4th Qtr. 1994   Chapel Square                    Kannapolis, NC             100         45,450         100         2,959
3rd Qtr. 1994   Q-Club                           Scottsdale, AZ             100         44,374         100         5,207
2nd Qtr. 1994   Q-Club                           Phoenix, AZ                100         44,374         100         5,179
2nd Qtr. 1994   Lexington Road Plaza             Versailles, KY             100        182,732         100        11,091
2nd Qtr. 1994   Sun Valley Plaza                 Mesa, AZ                   100         80,678          95         3,012
2nd Qtr. 1994   Lake Wales Center                Lake Wales, FL             100        102,161         100         5,795
1st Qtr. 1994   Valley View Plaza                Marion, IN                 100(4)      30,000          86         1,877
1st Qtr. 1994   Stanly County Plaza              Albermarle, NC             100(4)      63,637          95         2,811
1st Qtr. 1994   London Marketplace               London, KY                 100        169,032         100         9,574
1st Qtr. 1994   Circle Center                    Hilton Head, SC            100         65,313          96         6,946
1st Qtr. 1994   Lakewood Village                 Celina, OH                 100(4)     113,897         100         4,434
1st Qtr. 1994   Woodland Plaza                   Warsaw, IN                 100(4)      31,000          87         1,625
1st Qtr. 1994   Wabash Valley Plaza              Terre Haute, IN            100(4)      79,135          73         4,631
1st Qtr. 1994   Brooksville Square               Brooksville, FL            100(4)      96,562          94         5,084
1st Qtr. 1994   Lowes Home Centers, Inc.         Middletown, OH             100(5)     126,400         100         6,248
1st Qtr. 1994   Lucky                            Phoenix, AZ                100         28,217         100         1,346
1st Qtr. 1994   Kmart                            Atlantic, IA               100         40,318         100         1,613
1st Qtr. 1994   Excel Building                   San Diego, CA              100         19,942         100         2,515
1st Qtr. 1994   Kash n Karry                     Homosassa Springs, FL      100         29,600         100         1,080
4th Qtr. 1993   Covington Gallery                Covington, GA              100        172,482          97         9,110
4th Qtr. 1993   Ashland Square                   Ashland, OH                100        162,749         100         7,683
3rd Qtr. 1993   Galleria                         Scottsdale, AZ             100(5)     670,000           0         6,000
3rd Qtr. 1993   Irving West                      Irving, TX                 100         70,056          96         4,729
                                                                                     ---------                   --------
    Total                                                                            11,168,509                  $697,227
                                                                                     =========                   ========

---------------

(1) These properties are master-leased by ERP. At the termination of each lease and under certain circumstances, ERP has an option to purchase each property at a fixed price.

(2) These properties were acquired by ERP following the Company's consolidation of ERP. See "Prospectus Supplement Summary -- The Company -- Recent Developments." The Company is the sole general partner of ERP and, as of September 30, 1997, owned a 47% interest in these properties.

(3) These properties were acquired by ERP prior to the Company's consolidation of ERP and have been added to the Company's portfolio as a result of such consolidation. See "Prospectus Supplement Summary -- The Company -- Recent Developments." The Company is the sole general partner of ERP and, as of September 30, 1997, owned a 47% interest in these properties.

(4) The Company owns a 99.82% interest in these properties, as the sole general partner of the partnership holding the properties, E.H. Properties, L.P. The limited partner has an option to convert its equity interest of 0.18% into Common Stock of the Company at $22.25 per share. Upon such conversion, the partnership will be dissolved.

(5) The Company intends to transfer these properties to Legacy in connection with the Spin-off. See "Prospectus Supplement Summary -- The
    Company -- Recent Developments."

  Disposition of Properties

     The Company continually analyzes each asset in its portfolio and identifies those properties which can be sold or exchanged (to the extent consistent with REIT qualification requirements) for optimal sales prices (or exchange values) given prevailing market conditions and the particular characteristics of each property. Through this strategy, the Company seeks to continually update its core property portfolio by disposing of properties which have limited appreciation potential and redeploy capital into newer properties or properties where its aggressive management techniques may maximize property values. The Company engages from time to time in like-kind property exchanges (i.e., Code
Section 1031 exchanges) which allow the Company to dispose of properties and redeploy proceeds in a tax efficient manner. Since the Company's public offering in August 1993, the Company has disposed of or exchanged 25 properties for an aggregate sales price (or exchange value) of approximately $45.7 million.

     The Company holds its properties for investment and the production of rental income, and not for sale to customers or other buyers in the ordinary course of the Company's business. If the Company were treated as holding properties for sale to customers in the ordinary course of its business, it would be subject to tax equal to 100% of its gain from each property sold or exchanged (with no offset allowed for properties sold at a loss). In addition, if the gain recognized in any taxable year before 1998 from certain asset dispositions exceeded specified limits, such gain could cause the disqualification of the Company as a REIT. See "Certain Federal Income Tax Considerations to the Company of its REIT Election -- Taxation of the Company as a REIT -- Sales or Dispositions of Assets" in the accompanying Prospectus.

     A summary of disposition activity since the Company's public offering in August 1993 is set forth below.

                                                                                                    SALES
     DISPOSITION                                                                      TOTAL GLA     PRICE
         DATE                       PROPERTY NAME                    LOCATION         (SQ. FT.)     (000S)
----------------------  -------------------------------------  ---------------------  ---------   ----------
4th Qtr. 1997           Kmart                                  Springfield, MO         106,747     $  3,809
4th Qtr. 1997           Kmart                                  Waverly, OH              40,318        1,363
2nd Qtr. 1997           Lucky/ABCO                             Tucson, AZ               29,700        1,328
4th Qtr. 1996           Ben Franklin(1)                        Tucson, AZ               25,818        1,179
4th Qtr. 1996           Mountain Jacks                         Mentor, OH                6,040        1,078
3rd Qtr. 1996           Q-Club Pad                             Phoenix, AZ              24,000(2)       517
3rd Qtr. 1996           Kmart(1)                               Fargo, ND                55,552        1,172
1st Qtr. 1996           Kindercare                             Ventura, CA               7,472          814
4th Qtr. 1995           Kmart(1)                               Goose Creek, SC          72,897        1,916
4th Qtr. 1995           Talley Plaza                           Phoenix, AZ             225,870       16,335
4th Qtr. 1995           Osco Drug(1)                           Phoenix, AZ              25,625          747
4th Qtr. 1995           Kmart(1)                               Casa Grande, AZ          50,000          750
3rd Qtr. 1995           Payless ShoeSource                     Veradale, WA              3,010          545
2nd Qtr. 1995           Safeway                                Colorado Springs, CO     44,240        3,334
2nd Qtr. 1995           Safeway                                Houston, TX              50,848        2,807
2nd Qtr. 1995           Safeway                                Chehalis, WA             24,960        1,524
1st Qtr. 1995           Osco Drug(1)                           Mesa, AZ                 24,789        1,091
1st Qtr. 1995           Chester's                              Roseville, MN             5,000          377
4th Qtr. 1994           Lucky(1)                               Champaign, IL            29,427        1,597
3rd Qtr. 1994           Otero Savings & Loan                   Pueblo, CO                4,000          263
2nd Qtr. 1994           Miami Wings & Things                   Miami, FL                 2,768          384
1st Qtr. 1994           Safeway(1)                             Odessa, TX               44,382          844
1st Qtr. 1994           Diversified Hospitality Group, Inc.    League City, TX           1,675          196

                                                                                                    SALES
     DISPOSITION                                                                      TOTAL GLA     PRICE
         DATE                       PROPERTY NAME                    LOCATION         (SQ. FT.)     (000S)
----------------------  -------------------------------------  ---------------------  ---------   ----------
4th Qtr. 1993           Green Mill                             St. Paul, MN             14,240     $    791
4th Qtr. 1993           Fuddruckers                            Tucson, AZ                7,500          898
                                                                                       -------      -------
    Total                                                                              926,878     $ 45,659
                                                                                       =======      =======

---------------
(1) The Company received a lease termination fee from this tenant in addition to sales proceeds.

(2) Represents total square footage of land.

FINANCING STRATEGY

     The Company intends to finance future acquisitions with the most advantageous sources of capital available to the Company at that time, which may include the sale of common stock, preferred stock or debt securities through public offerings or private placements, the incurrence of additional indebtedness through secured or unsecured borrowings, and the reinvestment of proceeds from the disposition of assets. The Company's financing strategy is to maintain a strong and flexible financial position by (i) maintaining a prudent level of leverage, (ii) maintaining a large pool of unencumbered properties,
(iii) managing its variable rate exposure, (iv) amortizing existing mortgages over the term of the leases for such mortgaged properties, and (v) maintaining a low distribution payout ratio (i.e., distributions paid in respect of a year as a percentage of FFO for such year).

     The Company may seek variable rate financing from time to time if such financing appears advantageous in light of then-prevailing market conditions. In such case, the Company will consider hedging against interest rate risk through interest rate protection agreements, interest rate swaps or other means.

     After giving effect to the Offering, the Company's ratio of debt to total market capitalization at September 30, 1997 on a pro forma basis would have been approximately 34%. In addition, approximately 64% of the Company's portfolio of properties was unencumbered as of September 30, 1997.

     The Company has an unsecured, two-year revolving credit facility (the "Unsecured Revolving Credit Facility") of up to $150.0 million from a group of seven banks led by BankBoston, N.A. ("BankBoston"). With the Company's unsecured real estate base at September 30, 1997, the Company had approximately $80.0 million available under the Unsecured Revolving Credit Facility. See "Certain Indebtedness."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Depositary Shares offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $145.1 million (approximately $166.9 million if the Underwriters' over-allotment option is exercised in full). The Company presently intends to use the net proceeds of the Offering to repay indebtedness currently outstanding under the Unsecured Revolving Credit Facility and for general corporate purposes. The interest rate on borrowings under the Unsecured Revolving Credit Facility was approximately 6.8% at September 30, 1997. Such borrowings are available for, among other things, acquisitions and working capital, and mature in December 1999.

     Pending such use, the Company may invest proceeds of the Offering in short-term investment grade, income producing investments such as investments in commercial paper, government securities or money market funds that invest in government securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of September 30, 1997, (ii) as adjusted to give effect to the issuance of the Notes in October 1997, and (iii) as further adjusted to give effect to borrowings subsequent to September 30, 1997 under the Unsecured Revolving Credit Facility, the issuance of the Depositary Shares offered hereby and the application of the net proceeds therefrom.

                                                               AS OF SEPTEMBER 30, 1997
                                                        ---------------------------------------
                                                                                     AS FURTHER
                                                         ACTUAL      AS ADJUSTED      ADJUSTED
                                                        --------     -----------     ----------
                                                                         (IN
                                                                     THOUSANDS)
Debt:
  Notes payable and capital leases....................  $ 67,202      $  26,656       $ 26,656
  The Notes...........................................        --         75,000         75,000
  Mortgages payable...................................   236,217        236,217        236,217
                                                        --------       --------
     Total debt.......................................  $303,419      $ 337,873       $337,873
                                                        --------       --------
Stockholders' equity:
  Preferred Stock, par value $.01 per share,
     10,000,000 shares authorized, 4,600,000 shares of
     Series A Preferred Stock issued and outstanding,
     600,000 shares of Series B Preferred Stock issued
     and outstanding as further adjusted(1)...........        46             46             52
  Common Stock, par value $.01 per share, 100,000,000
     shares authorized, 20,913,926 shares issued and
     outstanding(2)...................................       209            209            209
  Additional paid-in capital..........................   505,972        505,972        651,041
  Accumulated distributions in excess of net income...    (7,521)        (7,521)        (7,521)
                                                        --------       --------
     Total stockholders' equity.......................  $498,706      $ 498,706       $643,781
                                                        --------       --------
          Total capitalization........................  $802,125      $ 836,579       $981,654
                                                        ========       ========

---------------

(1) Assumes that the Underwriters' over-allotment option is not exercised; and assumes that none of the 4,600,000 shares of Series A Preferred Stock previously issued has been converted into Common Stock.

(2) Does not include approximately 1,685,990 shares of Common Stock issuable upon the exercise of options and warrants presently outstanding and up to approximately 1,652,293 other shares of Common Stock issuable to various parties upon the occurrence of certain events; and assumes that none of the 4,600,000 shares of Series A Preferred Stock previously issued has been converted into Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
  (IN THOUSANDS, EXCEPT FOR NUMBER OF OPERATING PROPERTIES AND PER SHARE DATA)

     The following table sets forth selected consolidated financial data for the Company and should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Condensed Consolidated Financial Statements and Notes thereto included in the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997, each incorporated by reference herein. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997.

                                         NINE MONTHS
                                     ENDED SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1997       1996       1996       1995       1994       1993       1992
                                     --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Total revenue......................  $ 71,025   $ 45,689   $ 63,135   $ 59,370   $ 42,259   $ 23,082   $  6,029
Interest expense...................    15,712     14,497     19,450     22,458     14,190      9,360      2,218
Total operating expenses...........    36,022     28,013     37,562     44,861     28,355     20,250      5,575
Income before real estate sales....    35,003     17,676     25,573     14,509     13,904      2,832        454
Real estate sales and impairment...       453       (825)    (1,777)     3,683       (108)       399          0
Net income.........................    34,147     16,851     23,796     18,192     13,796      3,231        454
Net income per share...............      1.41       1.21       1.62       1.51       1.27       0.55       0.41
BALANCE SHEET DATA (AT END OF
  PERIOD):
Real estate after accumulated
  depreciation.....................  $691,346   $409,362   $457,502   $372,016   $349,255   $273,362   $112,971
Total assets.......................   845,675    473,631    558,628    428,307    375,100    290,226    116,621
Mortgages payable..................   236,217    143,661    157,716    123,813    201,157    113,487     89,442
Total liabilities..................   313,922    230,785     81,032    219,629    211,202    128,264     93,343
Minority interest(1)...............    33,047         --         --         --         --         --         --
Stockholders' equity...............   498,706    242,846    312,654    208,678    163,898    161,962     22,312
OTHER DATA:
EBITDA(2)..........................  $ 57,780   $ 37,314   $ 50,921   $ 47,583   $ 34,873   $ 16,778   $  3,280
Funds from operations(3)...........    43,619     23,188     33,067     26,536     21,964      8,891        998
Cash flows provided (used):
  Operating activities.............    38,255     20,047     28,080     28,895     24,652      6,263      1,364
  Investing activities.............  (148,284)   (26,389)   (96,200)   (28,425)   (58,872)  (110,605)   (11,308)
  Financing activities.............   108,475      1,909     63,346      5,211     32,975    109,281      9,534
Distributions......................    30,092     18,660     25,568     16,264     18,604      8,881      1,156
Distributions per share(4).........      1.50       1.35       1.81       1.32       1.71       1.42       1.14
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends........................      2.37       2.22       2.31       1.65       1.98       1.30       1.20
Common shares outstanding (weighted
  average).........................    19,960     13,924     14,539     12,084     10,883      5,878      1,110
Gross leasable area (sq. ft. at end
  of period).......................    11,903      7,421      8,200      7,374      7,163      5,866      2,158
Number of operating properties (at
  end of period)...................       143        114        112        112        110         98         42

---------------

(1) Represents the minority partner's proportionate share of the equity of ERP which the Company consolidated beginning April 1, 1997.

(2) For purposes of this calculation, EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow for the period nor has it been presented as an alternative to earnings from operations as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(3) FFO does not represent cash flows from operations and may not be comparable to similarly titled measures of other REITs. The Company believes that to facilitate a clear understanding of its operating results, however, FFO should be examined in conjunction with its net income. The Company is accounting for FFO as net income before gains or losses on sales of real estate (net of gains or losses on sales of undepreciated property), plus depreciation on real estate, amortization, amortized leasing commission costs and loan costs written off. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate, which historically has not depreciated. In May 1995, the National Association of Real Estate Investment Trusts (NAREIT) issued a clarification of its definition of FFO. Beginning in 1996, the Company revised its definition of FFO to exclude the amortization of loan costs and depreciation of furniture, equipment and vehicles as add-back items. FFO for periods prior to 1996 has been restated to conform with the revised definition.

(4) In April 1995, the Company adopted a policy of declaring distributions to stockholders of record on the first day of the succeeding quarter, instead of the last day of the current quarter. The payment date of 15 days following each quarter remained unchanged. Had the Company not changed its distribution declaration date, the distribution would have been $1.77 for the year ended December 31, 1995.

                            BUSINESS AND PROPERTIES

PROPERTY PORTFOLIO

     As of September 30, 1997, the Company's properties consisted of 71 Shopping Centers, 68 Single Tenant Properties, four Commercial Properties and one additional property which is currently being constructed. As set forth in the following table, such properties were located in 28 states, contained approximately 11.9 million square feet of GLA and generated approximately $79.0 million in ABR as of September 30, 1997.

                                                                                               PERCENT OF
                                                                                                SCHEDULED
                        NUMBER OF       PERCENT          TOTAL GLA       ANNUALIZED BASE       ANNUAL BASE
       STATE            PROPERTIES       LEASED          (SQ. FT.)        RENTAL INCOME       RENTAL INCOME
--------------------    ----------      --------         ----------      ---------------      -------------
Alabama                       4           100.0%            241,944        $ 1,360,295              1.7%
Arizona                      12            95.4           1,107,740          8,945,429             11.3
Arkansas                      2           100.0             105,459            528,883              0.7
California                   13            93.7           1,646,993         14,146,312             17.9
Colorado                      3           100.0             156,776            627,770              0.8
Florida                       6            95.4             636,338          3,909,887              4.9
Georgia                      11            90.2             993,667          5,781,491              7.3
Illinois                      9           100.0             397,127          2,596,479              3.3
Indiana                      13            93.0             490,306          2,611,178              3.3
Iowa                          3           100.0             104,208            562,969              0.7
Kentucky                      5            99.7             802,838          4,679,385              5.9
Louisiana                     1           100.0              41,293            228,671              0.3
Michigan                      3           100.0             107,614            557,713              0.7
Minnesota                     4            95.9              87,904          1,680,313              2.1
Missouri                      4            61.4             188,957            468,299              0.6
Nebraska                      3           100.0              70,513            429,978              0.5
Nevada                        1            97.3             165,350            994,130              1.3
New Jersey                    1           100.0              55,552            271,780              0.3
North Carolina               14            98.1           1,538,279         10,024,791             12.7
Ohio                          4           100.0             443,783          2,252,946              2.9
Oklahoma                      1           100.0              45,510            280,344              0.4
Pennsylvania                  4           100.0             242,256          1,741,131              2.2
South Carolina                4            96.7             208,901          1,675,728              2.1
Tennessee                     9            98.6             882,104          5,760,610              7.3
Texas                         6            99.1             301,066          1,797,801              2.3
Utah                          1            94.7             588,296          3,759,865              4.8
Virginia                      1            98.1             193,238          1,130,834              1.4
Wisconsin                     1           100.0              59,097            218,017              0.3
                            ---            ----          ----------        -----------            -----
     Total                  143(1)         95.9%(2)      11,903,109        $79,023,029(3)         100.0%
                            ===            ====          ==========        ===========            =====

---------------

(1) The Company had 143 operating properties and one property in the process of construction as of September 30, 1997.

(2) Percent of total GLA leased as of September 30, 1997.

(3) Includes income from space leased for which rent is being paid but which is not presently occupied. See "Single Tenant Properties" table below.

     The following table contains a summary of certain information regarding the Company's properties as of September 30, 1997.

                                          GROSS LEASABLE AREA                        ANNUALIZED BASE RENTAL INCOME
                                      ----------------------------                   -----------------------------
                                                      PERCENT OF       PERCENT                        PERCENT OF
           PROPERTY TYPE               SQ. FT.       COMPANY TOTAL     LEASED          AMOUNT        COMPANY TOTAL
------------------------------------  ----------     -------------     -------       -----------     -------------
Shopping Centers                       8,977,118          75.4%          96.3%       $61,709,796          78.1%
Single Tenant Properties               2,812,838          23.6           94.8         15,376,831          19.5
Commercial Properties                    113,153           1.0           96.8          1,936,402           2.4
                                       ---------         -----          -----        -----------         -----
     Total                            11,903,109         100.0%          95.9%(1)    $79,023,029(2)      100.0%
                                       =========         =====          =====        ===========         =====

---------------

(1) Percent of total GLA leased as of September 30, 1997.

(2) Includes income from space leased for which rent is being paid but which is not presently occupied. See "Single Tenant Properties" table below.

     Shopping Centers. The Company's Shopping Centers consist of 71 neighborhood and community centers that are leased primarily to major retail companies. The Shopping Centers typically range from 100,000 to 200,000 square feet in size, and as of September 30, 1997 contained approximately 9.0 million square feet of GLA and accounted for approximately 78% of the Company's ABR. The table below sets forth certain pertinent information regarding the Shopping Centers as of September 30, 1997.

                                            ANNUALIZED                                                 PERCENT OF
                                      ----------------------   PERCENT OF                                CENTER         LEASE
               TOTAL                     BASE                    TOTAL                                 LEASED BY    EXPIRATION OF
                GLA        NUMBER       RENTAL      RENT PER     CENTER             PRINCIPAL          PRINCIPAL      PRINCIPAL
  LOCATION   (SQ. FT.)   OF TENANTS     INCOME      SQ. FT.      LEASED             TENANT(S)          TENANT(S)      TENANT(S)
------------ ---------   ----------   -----------   --------   ----------   -------------------------  ----------   -------------
ALABAMA
  Gadsden
   Riverview
    Plaza(1)   147,615       14       $   829,710    $ 5.62        100%             Wal-Mart                79%          2010
ARIZONA
  Glendale
    Glendale
    Galleria   119,405       31         1,170,641      9.80         98              Megafoods               44           2009
  Mesa
    Sun
      Valley
    Shopping
      Ctr.     107,533       19           666,371      6.20         92                ABCO                  33           2001
                                                                             Phoenix Newspaper Inc.         20           2000
    Kmart
      Plaza    182,581       12           728,824      3.99         99                Kmart                 65           1998
   Megafoods    84,160       16           711,127      8.45        100              Megafoods               62           2013
  Phoenix
    Metro
 Marketplace   251,156       44         2,191,735      8.73         87              Toys-R-Us               18           2014
                                                                                    Sheplers                17           1997
                                                                                    Officemax               13           2001
  Tucson
   Northmall
    Centre     168,719       12         1,334,307      7.91         97            Home Express              25           2011
                                                                                   Stein Mart               20           2010
                                                                                   Lil' Things              18           2010
CALIFORNIA
 Bakersfield
 Bakersfield
 Plaza(1)(2)   213,372       20         1,846,128      8.65         96                Vons                  22           2014
                                                                                  Circuit City              16           2016
                                                                                Long's Drug Store           14           2012
  Burbank
 Sony/Kinkos
    Building    14,616        2           527,043     36.06        100                Sony                  72           1999
                                                                                      Kinko                 28           1998
  Camarillo
    Carmen
    Plaza      129,054       21           859,234      6.66         66               Sav-on                 14           2019
                                                                                 Michaels Crafts            14           2000
  Coachella
   Coachella
    Plaza       11,182        6           182,977     16.36        100         Payless ShoeSource           27           1997

                                            ANNUALIZED                                                 PERCENT OF
                                      ----------------------   PERCENT OF                                CENTER         LEASE
               TOTAL                     BASE                    TOTAL                                 LEASED BY    EXPIRATION OF
                GLA        NUMBER       RENTAL      RENT PER     CENTER             PRINCIPAL          PRINCIPAL      PRINCIPAL
  LOCATION   (SQ. FT.)   OF TENANTS     INCOME      SQ. FT.      LEASED             TENANT(S)          TENANT(S)      TENANT(S)
------------ ---------   ----------   -----------   --------   ----------   -------------------------  ----------   -------------
CALIFORNIA--(CONTINUED)
  Cudahy
    Cudahy
 Plaza(1)(2)   138,670       12       $   550,093    $ 3.97        100%               Kmart                 67%          2002
                                                                                   Pic N Save               18           2001
  Fresno
    Arbor
    Faire      199,986       14         1,955,289      9.78        100             Home Depot               51           2009
                                                                                  Home Express              20           2009
                                                                                    PetsMart                13           2008
    Broadway
      Faire     60,383        6           965,597     15.99        100           United Artists             66           2016
                                                                                   Blockbuster              22           2005
  Modesto
  Briggsmore
    Plaza(1)    96,800       17           641,136      6.62         99           Grocery Outlet             24           2002
                                                                                   MacFrugals               22           2001
  Montebello
  Montebello
    Plaza(1)   284,718       41         2,419,956      8.50         85             Albertsons               18           2001
                                                                                  Circuit City              18           2004
                                                                                     Sav-on                 11           2004
  Paradise
    Paradise
    Plaza(1)   198,562       20           643,546      3.24         97                Kmart                 41           2004
                                                                                   Albertsons               19           2009
                                                                                  Payless Drug              19           2009
  Pleasanton
    Metro
    580
    Shopping
    Center     167,329       12         2,390,958     14.29        100           Linens N Things            25           2011
                                                                                 Sears Home Life            20           2010
                                                                                     Borders                18           2011
  Santa Ana
    Bristol
 Plaza(1)(2)   112,379       19         1,020,553      9.08        100                Lucky                 25           2002
                                                                                   Pic N Save               19           2006
                                                                                  Thrifty Drug              18           2001
FLORIDA
 Brooksville
 Brooksville
   Square(3)   189,907       26         1,230,186      6.48         98               Publix                 44           2007
                                                                                    Walgreen                13           2037
  Deland
   Northgate
    Shopping
      Ctr.     186,074        8         1,197,446      6.44         97                Kmart                 60           2018
                                                                                     Publix                 30           2013
  Lake Wales
    Eastgate
      Center   102,161        2           595,543      5.83        100                Kmart                 93           2019
  Leesburg
    Leesburg
      Square    91,846       15           560,020      6.10         79               Publix                 43           2006
                                                                                    Walgreen                14           2026
GEORGIA
  Atlanta
    Shops of
   Riverdale    34,255        8           286,508      8.36         83           Famous Footwear            16           2005
  Cornelia
   Habersham
    Hills(1)   161,278       17           695,207      4.31         99              Wal-Mart                61           2009
                                                                                    Food Lion               16           2010
  Covington
   Covington
    Gallery    174,882       17         1,029,216      5.89         95                Kmart                 49           2016
                                                                                     Ingles                 25           2011
  Dalton
    Market
    Central     34,000       13           360,264     10.60        100                Cato                  21           2000
   Northside
    Plaza(1)    67,831       14           391,686      5.77         92                Bi-Lo                 48           2010

                                            ANNUALIZED                                                 PERCENT OF
                                      ----------------------   PERCENT OF                                CENTER         LEASE
               TOTAL                     BASE                    TOTAL                                 LEASED BY    EXPIRATION OF
                GLA        NUMBER       RENTAL      RENT PER     CENTER             PRINCIPAL          PRINCIPAL      PRINCIPAL
  LOCATION   (SQ. FT.)   OF TENANTS     INCOME      SQ. FT.      LEASED             TENANT(S)          TENANT(S)      TENANT(S)
------------ ---------   ----------   -----------   --------   ----------   -------------------------  ----------   -------------
GEORGIA--(CONTINUED)
  Perry
    Perry
 Marketplace   179,973       18       $ 1,173,200    $ 6.52        100%               Kmart                 53%          2017
                                                                                     Kroger                 21           2012
                                                                                   B.C. Moore                9           2008
  Snellville
    Wisteria
  Village(1)   164,646       19         1,073,951      6.52        100                Kmart                 51           2010
                                                                                   Winn Dixie               27           2005
  Statesboro
  University
    Commons     59,814        7           519,281      8.68         98               Publix                 80           2014
INDIANA
  Marion
    Valley
    View
    Plaza(3)    29,972       12           207,114      6.91         77           Webb's Hallmark            16           1999
  Terre
    Haute
    Wabash
    Valley
    Plaza(3)    79,135        7           368,763      4.66         73          Supervalue Store            58           2009
  Warsaw
    Woodland
    Plaza(3)    31,007       15           209,442      6.75         80              Shoe Show               15           1999
                                                                                 Broadway Video             13           1997
KENTUCKY
  Campbellsville
    Green
    River(1)   190,316       25           926,026      4.87         99              Wal-Mart                35           2009
                                                                                     Kroger                 20           2008
                                                                                   JC Penneys               12           2005
  Elizabethtown
    Kmart
    Plaza      130,466        8           775,117      5.94        100                Kmart                 70           2017
                                                                                    Food Lion               22           2011
  Glasgow
    Highland
    Commons    130,466        7           724,207      5.55        100                Kmart                 70           2017
                                                                                    Food Lion               22           2012
  London
    London
 Marketplace   169,032        7         1,040,164      6.15        100                Kmart                 56           2018
                                                                                     Kroger                 24           2014
                                                                                     Goody's                12           2003
  Versailles
   Lexington
    Road
    Plaza      182,558       10         1,213,871      6.65        100                Kmart                 52           2018
                                                                                     Kroger                 33           2014
NEVADA
  Reno
    Kietzke
   Center(1)   165,350       22           994,130      6.01         97              Mervyn's                41           2002
                                                                                Ernst Home Center           30           2002
NORTH
  CAROLINA
  Albemarle
    Stanly
    County
    Plaza(3)    63,637       17           357,425      5.62         95               Ingles                 50           2008

  Ashboro
    Village
 Marketplace    87,800       27           732,261      8.34         98            Harris-Teeter             34           2008
                                                                                   Old America              19           2000
  Jonesville
   Foothills
    Market      49,630        9           273,453      5.51        100              Food Lion               61           2008
  Kannapolis
    Chapel
    Square      45,450        7           366,011      8.05        100              Food Lion               64           2013
                                                                                      Revco                 19           2008
Kernersville
    Piney
    Grove
    Plaza       49,709        7           317,896      6.40         93             Lowe's Food              64           2008
                                                                                  Scotty Drugs              12           1998

                                            ANNUALIZED                                                 PERCENT OF
                                      ----------------------   PERCENT OF                                CENTER         LEASE
               TOTAL                     BASE                    TOTAL                                 LEASED BY    EXPIRATION OF
                GLA        NUMBER       RENTAL      RENT PER     CENTER             PRINCIPAL          PRINCIPAL      PRINCIPAL
  LOCATION   (SQ. FT.)   OF TENANTS     INCOME      SQ. FT.      LEASED             TENANT(S)          TENANT(S)      TENANT(S)
------------ ---------   ----------   -----------   --------   ----------   -------------------------  ----------   -------------
NORTH
 CAROLINA--(CONTINUED)
  Kinston
    Kinston
    Pointe     170,166       26       $   900,854    $ 5.29         96%             Wal-Mart                53%          2011
                                                                                    Food Lion               15           2011
  Oxford
   Granville
    Corners    136,549       26           854,580      6.26         97              Wal-Mart                52           2012
                                                                                  Byrd's Foods              20           2011
  Roxoboro
    Roxoboro
    Square      98,980       15           591,477      5.98        100              Wal-Mart                70           2009
                                                                                      Cato                   6           1999
  Siler City
    Siler
    Crossing   132,639       16           709,562      5.35         96       Rose's Department Store        34           2008
                                                                                    Food Lion               19           2008
                                                                                   Belk-Yates               17           2008
                                                                                      REVCO                  6           2003
                                                                                      Cato                   5           1998
 Statesville
  Crossroads
    Center     265,541       34         1,791,821      6.75        100              Wal-Mart                45           2011
                                                                                   Bi-Lo Foods              12           2011
                                                                                      Cato                   4           2001
                                                                                     Goody's                 9           2001
 Thomasville
 Thomasville
    Crossing    78,509       14           641,040      8.17        100             Lowe's Food              50           2015
                                                                                  Thrifty Drug              12           2011
  Wadesboro
    Anson
    Station    130,800       17           703,450      5.38         98              Wal-Mart                40           2008
                                                                                     BCMoore                14           2004
                                                                                    Food Lion               19           2008
                                                                                      REVCO                  6           2004
 Williamston
    Roanoke
    Landing    156,561       25           944,996      6.04        100              Wal-Mart                45           2011
                                                                                   Winn-Dixie               23           2011
                                                                                      REVCO                  5           2006
                                                                                      Cato                   3           2001
  Winston-Salem
   Stratford
  Commons(1)    72,308        6           839,965     11.62         95             Office Max               32           2015
                                                                                 Michaels Store             25           2006
OHIO
  Ashland
    Ashland
    Square     163,168       15           888,335      5.44        100              Wal-Mart                42           2010
                                                                                    Food Town               26           2010
                                                                                   JC Penneys               14           2008
  Celina
    Lakewood
  Village(3)   113,897       11           573,611      5.04        100              Wal-Mart                60           2010
                                                                                     Uhlmans                16           2005
PENNSYLVANIA
  Richland
    Township
   Johnstown
    Galleria    61,968        3           584,783      9.44        100                SunTV                 49           2008
SOUTH
  CAROLINA
  Hilton
    Head
    Circle
    Center      65,613       12           622,035      9.48         96                Bi-Lo                 56           2012
                                                                                      Revco                 13           2004
  Hilton
    Head
    Palmetto
    Crossing    40,920        6           300,964      7.35         98              Food Lion               71           2010
  N.
  Charleston
    Remount
  Village(1)    60,238        6           529,438      8.79         94                Bi-Lo                 64           2016

                                            ANNUALIZED                                                 PERCENT OF
                                      ----------------------   PERCENT OF                                CENTER         LEASE
               TOTAL                     BASE                    TOTAL                                 LEASED BY    EXPIRATION OF
                GLA        NUMBER       RENTAL      RENT PER     CENTER             PRINCIPAL          PRINCIPAL      PRINCIPAL
  LOCATION   (SQ. FT.)   OF TENANTS     INCOME      SQ. FT.      LEASED             TENANT(S)          TENANT(S)      TENANT(S)
------------ ---------   ----------   -----------   --------   ----------   -------------------------  ----------   -------------
TENNESSEE
 Chattanooga
    St. Elmo
  Central(1)    74,978        9       $   649,528    $ 8.66        100%            Winn Dixie               60%          2015
 Collegedale
    Apison
    Crossing    79,048       13           711,149      9.00         98             Winn Dixie               60           2016
  Hendersonville
    Hazel
    Path
    Commons     68,345       18           457,703      6.70         95              Food Lion               42           2010
                                                                                      Cato                   9           1999
  Kimball
    Kimball
 Crossing(1)   152,325       21           882,571      5.79         98              Wal-Mart                47           2007
                                                                                      Bi-Lo                 18           2007
  Knoxville
    Chapman
    Ford
 Crossing(4)   185,604       16           953,042      5.13        100              Wal-Mart                51           2010
                                                                                    Food Lion               16           2010
                                                                                     Goody's                14           2000
  Manchester
    Farrar
    Place       43,220        5           355,479      8.22        100              Food-Lion               67           2016
                                                                                    Rite Aid                16           1999
 Shelbyville
    Red Food
   Center(1)    52,335       10           306,679      5.86         94                Bi-Lo                 48           2005
                                                                                   Eckerd Drug              17           2005
  Tullahoma
    Commerce
  Central(1)   182,401       14         1,207,046      6.62         99              Wal-Mart                80           2015
TEXAS
  Irving
    Irving
    West
    Shopping
    Center      70,056       16           565,376      8.07         96             Winn Dixie               64           2007
UTAH
  West
    Valley
    City
    Valley
    Fair
    Mall       588,296      110         3,759,865      6.39         95             JC Penneys               24           2000
                                                                                      ZCMI                  18           2009
                                                                                     Mervyns                15           2005
VIRGINIA
  Norton
    VA-KY
    Regional
    Shopping
    Ctr.       193,238       21         1,130,834      5.85         98              Wal-Mart                45           2009
                                                                                     Ingles                 17           2009
                                                                                     Goody's                16           1999
             ---------                -----------   --------
       Total 8,977,118                $61,709,796    $ 6.87
              ========                 ==========   =======

---------------
(1) These properties are held in ERP. The Company is the sole general partner of ERP and, as of September 30, 1997, owned a 47% interest in these properties.

(2) These properties are master-leased by ERP. At the termination of each lease and under certain circumstances, ERP has an option to purchase each property at a fixed price.

(3) The Company owns a 99.82% interest in these properties, as the sole general partner of the partnership holding the properties, E.H. Properties, L.P. The limited partner has an option to convert its equity interest of 0.18% into Common Stock of the Company at $22.25 per share. Upon such conversion, the partnership will be dissolved.

(4) The Company owns a 50.0% interest in this property.

     Single Tenant Properties. The Company's Single Tenant Properties consist of 68 properties leased primarily to major retail companies. Approximately 80% of the Company's ABR derived from Single Tenant Properties is attributable to properties located within shopping centers not otherwise owned by the Company, while approximately 20% of such ABR comes from free standing properties located in commercial areas. In general, the leases on the Single Tenant Properties require the lessee to be responsible for substantially all of the costs and expenses associated with the ongoing maintenance of the property, including but not limited to property taxes, insurance and common area maintenance. The Single Tenant Properties contained approximately 2.9 million square feet of GLA and accounted for approximately 20% of the Company's ABR as of September 30, 1997. The table below sets forth certain pertinent information regarding the Single Tenant Properties as of September 30, 1997.

                                                                                              ANNUALIZED
                                                                                        ----------------------
                                                                              TOTAL        BASE
                                                                               GLA        RENTAL      RENT PER     LEASE
    LOCATION                  TENANT                      SUBTENANT         (SQ. FT.)     INCOME      SQ. FT.    EXPIRATION
----------------  -------------------------------  -----------------------  ---------   -----------   --------   ----------
ALABAMA
  Muscle Shoals   Kroger(1)(2)                     Sack N Save                 42,130      $252,780    $ 6.00       2007
  Muscle Shoals   Super X(1)(2)                    Handy TV                    10,069        60,414      6.00       2007
  Scottsboro      Kroger(1)                        Bruno's (Food World)        42,130       217,391      5.16       2007
ARKANSAS
  Pine Bluff      Kmart(1)                         Country Market              60,842       288,232      4.74       2006
  Sherwood        Safeway(1)                       Kroger                      44,617       240,651      5.39       2002
ARIZONA
  Mesa            Lucky(1)                         ABCO                        29,827       126,438      4.24       2002
  Phoenix         Lucky(1)                         ABCO                        28,217       154,620      5.48       2001
  Phoenix         Q-Club                                                       44,374       726,655     16.38       2019
  Phoenix         Q-Club                                                       44,374       737,354     16.62       2019
  Yuma            Rite Aid(1)                      Payless Drugs               25,834       113,050      4.38       2001
COLORADO
  Brighton        Wal-Mart(3)                                                  94,220       343,021      3.64       2008
  Durango         Rite Aid(1)                      Payless Drugs               50,000       201,738      4.03       2002
  Pueblo          United Artists                                               12,556        83,011      6.61       2002
FLORIDA
  Brandon         Food Lion(1)                     Kash n' Karry               36,750       202,582      5.51       2002
  Homosassa       Food Lion(1)                     Kash n' Karry               29,600       124,110      4.19       2002
    Springs
GEORGIA
  Albany          Vacant(4)                                                    72,900            --     11.12       1997
  East Albany     Kroger(1)                        JH Harvey                   34,019       197,612      5.81       2007
  East Albany     SuperX(1)                        Rite Aid                    10,069        54,567      5.42       2007
IOWA
  Atlantic        Kmart                                                        40,318       160,000      3.97       2005
  Coralville      Lucky/Eagle(2)(5)                                            28,875       172,669      5.98       2006
  Dubuque         Lucky/Eagle(5)                                               35,015       230,300      6.58       2000
ILLINOIS
  Decatur         Lucky/Eagle(5)                                               29,000       181,996      6.28       2003
  Moline          Lucky/Eagle(2)(5)                                            38,681       227,420      5.88       2001
  New Lenox       Lucky/Eagle(5)                                               39,410       259,016      6.57       2002
  Orland Hills    Wal-Mart(3)                                                 114,513       824,075      7.20       2009
  Ottawa          Kroger                                                       44,088       278,866      6.33       2007
  Peoria          Lucky/Eagle(5)                                               30,000       208,133      6.94       2003
  Springfield     Lucky/Eagle(5)                                               30,000       180,090      6.00       2002
  Sterling        Lucky/Eagle(5)                                               40,265       229,748      5.71       2000
  Waterloo        Kroger(1)                        National Super Markets      31,170       207,135      6.65       2007

                                                                                              ANNUALIZED
                                                                              TOTAL        BASE
                                                                               GLA        RENTAL      RENT PER     LEASE
    LOCATION                  TENANT                      SUBTENANT         (SQ. FT.)     INCOME      SQ. FT.    EXPIRATION
----------------  -------------------------------  -----------------------  ---------   -----------    ------
INDIANA
  Decatur         Wal-Mart(3)                                                  72,200      $324,301    $ 4.49       2009
  Fort Wayne      Kindercare                                                    4,584        49,694     10.84       2000
  Hobart          Eagle(2)                                                     29,300       190,792      6.51       2003
  Indianapolis    Kindercare                                                    4,212        49,694     11.80       2000
  Indianapolis    Kindercare                                                    4,452        49,694     11.16       2000
  Indianapolis    Kindercare                                                    4,268        49,694     11.64       2000
  Indianapolis    Kindercare                                                    4,452        21,600      4.85       2000
  Michigan City   Eagle                                                        29,000       158,000      5.45       2003
  Terre Haute     Lowes Home Center(3)                                        104,259       557,786      5.35       2013
  Wabash          Wal-Mart(3)                                                  93,465       374,604      4.01       2008
LOUISIANA
  West Monroe     Safeway(1)                       Brookshire Grocery          41,293       228,671      5.54       2002
MICHIGAN
  Big Rapids      Wal-Mart(3)                                                  91,440       337,628      3.69       2008
  Dearborne       Mountain Jacks                                                9,914       150,000     15.13       2006
    Heights
  Kalamazoo       Kindercare                                                    6,260        70,085     11.20       2005
MINNESOTA
  Burnsville      Firstar Bank Building                                        13,373       131,700      9.85       2007
  Maplewood       Dayton Hudson                                                 2,880        40,320     14.00       2000
MISSOURI
  Fenton          Kinderdare                                                    4,659        36,000      7.73       1997
  High Ridge      Kindercare                                                    4,654        32,299      6.94       2000
  Springfield     Kmart                                                       106,747       400,000      3.75       2007
  St. Charles     Vacant                                                       72,897            --        --         --
NEBRASKA
  Grand Island    Autoworks                                                     5,671        68,303     12.04       2008
  Hastings        Autoworks                                                     4,000        48,900     12.23       2008
  Omaha           Kmart(1)                         Gold's Gym                  60,842       312,775      5.14       2006
NEW JERSEY
  Somerville      Kmart                                                        55,552       271,780      4.89       2007
OHIO
  Middletown      Lowes Home Supply(3)                                        126,400       650,000      5.14       2013
  Waverly         Kmart                                                        40,318       141,000      3.50       2006
OKLAHOMA
  Muskogee        Safeway(1)                       Homeland                    45,510       280,344      6.16       2002
PENNSYLVANIA
  Clearfield      Kroger(1)                        Super Value                 31,170       210,000      6.74       2007
  Pittsburgh      Kroger(1)                        Giant Eagle                 34,026       266,680      7.84       2007
  Wyomissing      Wal-Mart(3)                                                 115,092       679,668      5.91       2008
SOUTH CAROLINA
  James Island    Kroger(1)                        Bi Lo                       42,130       223,289      5.30       2007
TENNESSEE
  Chattanooga     Winn-Dixie                                                   43,848       237,413      5.41       2005
TEXAS
  DeSoto          Kmart                                                        72,897       299,910      4.11       2005
  Houston         Diversified Hospitality Grp(2)                                1,675        42,887     25.60       2011
  Houston         Diversified Hospitality Grp(2)                                1,675        30,568     18.25       2011
  Missouri City   Kroger                                                       44,183       229,289      5.19       2002
  Temple          Wal-Mart(3)                                                 110,580       629,771      6.15       2008
WISCONSIN
  Berlin          Wal-Mart(3)                                                  59,097       218,018      3.69       2009
                                                                            ---------   -----------    ------
    Total                                                                   2,812,838   $15,376,831    $ 5.47
                                                                            =========   ===========    ======

---------------
(1) Property is subleased. Nevertheless, the tenant under the lease remains responsible for payment of all rents due under such lease.

(2) Property is currently unoccupied. Nevertheless, the tenant under the lease remains responsible for payment of all rents due under such lease.

(3) The Company intends to transfer these properties to Legacy in connection with the Spin-off. See "Prospectus Supplement Summary -- The
    Company -- Recent Developments."

(4) The Company received a lease termination fee from the former tenant of this property, which is treated as pre-paid rent and is being amortized using the straight line method over the estimated time to re-lease or sell the related property.

(5) Property was originally built by Lucky for its subsidiary Eagle Food Centers, Inc. Lucky has subsequently sold such subsidiary but remains obligated under this lease.

     Commercial Properties. The Company's Commercial Properties consist of three office buildings and one commercial property, which contained approximately 113,000 square feet of GLA and accounted for approximately 2% of the Company's ABR as of September 30, 1997. Although the Company's stated focus is on retail-oriented properties, under certain circumstances the Company may acquire properties that are not necessarily retail-oriented, but where management views an opportunity to take advantage of a distressed situation or underutilized space and is able to purchase the property at an attractive price. The table below sets forth certain pertinent information regarding the Commercial Properties as of September 30, 1997.

                                                      ANNUALIZED                                          PERCENT OF     LEASE
                                                 ---------------------                                     PROPERTY    EXPIRATION
                          TOTAL                     BASE                 PERCENT OF                       LEASED BY        OF
                           GLA        NUMBER       RENTAL     RENT PER    PROPERTY        PRINCIPAL       PRINCIPAL    PRINCIPAL
       LOCATION         (SQ. FT.)   OF TENANTS     INCOME     SQ. FT.      LEASED         TENANT(S)       TENANT(S)    TENANT(S)
----------------------  ---------   ----------   ----------   --------   ----------   ------------------  ----------   ----------
ARIZONA
  Scottsdale
    Genzyme Corp.         21,560         1       $  284,307    $13.19        100%     Genzyme Corp.           100%        2005
CALIFORNIA
  San Diego
    Excel Building        19,942         8          143,801      7.21        100      Excel Realty Trust       48          N/A
MINNESOTA
  Fridley
    Unity Professional
      Bldg.(1)            62,556        25        1,367,731     21.48         92      Unity Hospital           13         1999
  Stillwater
    Stillwater
      Government Bldg.     9,095         4          140,563     15.45        100      Washington County        76         2000
                        ---------                ----------   --------
    Total                113,153                 $1,936,402    $17.11
                         =======                  =========   =======

---------------

(1) This property is held in ERP. The Company is the sole general partner of ERP and, as of September 30, 1997, owned a 47% interest in this property.

PRINCIPAL LESSEES

     Wal-Mart is the Company's largest lessee in terms of ABR, representing approximately 11.3% of the Company's ABR (approximately 17.1% of GLA) at September 30, 1997. Wal-Mart is the nation's largest retailer and operates approximately 2,000 discount department stores and over 400 warehouse clubs. Wal-Mart is listed on the New York Stock Exchange (the "NYSE") and, as of September 1997, had credit ratings of AA from Standard & Poor's Corporation ("Standard & Poor's") and Aa2 from Moody's Investors Service, Inc. ("Moody's").

     Kmart is the Company's second largest lessee in terms of ABR, representing approximately 9.0% of the Company's ABR (approximately 17.8% of GLA) at September 30, 1997. Kmart's principal business is general merchandise retailing through a chain of discount department stores. It is one of the world's largest retailers based on sales volume. Kmart has experienced flat or declining earnings in recent periods and has announced plans to eliminate a significant number of jobs and close certain of its existing stores. Kmart's credit ratings as of September 1997 were Ba3 and B+ according to Moody's and Standard & Poor's, respectively. Kmart has closed five stores that were leased from the Company. The Company received lease termination fees with respect to all five of these properties, three of which were subsequently sold. The Company is currently in the process of re-leasing or selling the other two properties. Should Kmart in the future announce additional store closures, the Company believes that Kmart would continue its lease payments for the term of the leases unless lease termination fees were negotiated, or that the properties could be re-leased at rental rates which would not cause a material loss of revenue for the Company. However, the Company cannot fully predict the effect on the Company of material deterioration in Kmart's financial position.

     Wal-Mart and Kmart are publicly-traded companies, and financial and other information regarding these lessees is on file with the Commission.

     Other significant lessees include three major operators of retail supermarkets: The Kroger Co. ("Kroger"), Food Lion, Inc. ("Food Lion") and Lucky Stores, Inc. ("Lucky"). Leases to Kroger (including SuperX Drugs Corporation, on whose leases Kroger is a guarantor) involve 14 properties and accounted for approximately 4.5% of the Company's GLA and 4.3% of its ABR at September 30, 1997. Kroger's primary focus is combination food and drug stores (with over 1,300 supermarkets operating in 1996), and it also operates food wholesaling and specialty retailing businesses at various locations. Kroger is listed on the NYSE, and its credit ratings as of September 1997 were Baa3 and BBB- according to Moody's and Standard & Poor's, respectively. Food Lion leases 14 properties from the Company, accounting for approximately 3.4% of the Company's GLA and 3.1% of its ABR at September 30, 1997. Food Lion is a major operator of retail supermarkets in the United States and Canada, is listed on the NYSE and had credit ratings as of September 1997 of A3 and A- according to Moody's and Standard & Poor's, respectively. Lucky (including Eagle Food Centers, Inc. on whose leases Lucky is a guarantor) leases 13 properties, representing approximately 3.5% of the Company's GLA and 3.0% of its ABR at September 30, 1997. Lucky, a national supermarket chain, is owned by American Stores, Inc., a NYSE company which had credit ratings as of September 1997 of Baa2 and BBB+ from Moody's and Standard & Poor's, respectively.

The Company's lessees also include other companies with a national or regional presence, such as Winn-Dixie Stores, Inc., Lowe's Home Centers, Inc., Sports & Fitness Clubs of America, Inc., Bi-Lo, Inc. and Publix Super Markets, Inc. As of September 30, 1997, over 80% of the Company's ABR was derived from major national or regional lessees.

     Certain information as of September 30, 1997 with respect to the ten largest lessees of the Company is set forth in the following table.

                                                                                   ANNUALIZED BASE
                                                    GROSS LEASABLE AREA             RENTAL INCOME
                                                 -------------------------   ---------------------------
                                     NUMBER OF                PERCENT OF                    PERCENT OF
LESSEE                                LEASES      SQ. FT.    COMPANY TOTAL     AMOUNT      COMPANY TOTAL
-----------------------------------  ---------   ---------   -------------   -----------   -------------
Wal-Mart                                 23      2,035,455        17.1%      $ 8,918,817        11.3%
Kmart                                    20      2,117,828        17.8         7,081,652         9.0
Kroger                                   14        532,762         4.5         3,418,951         4.3
Food Lion                                14        399,630         3.4         2,484,001         3.1
Lucky                                    13        415,790         3.5         2,399,884         3.0
Winn Dixie                                6        261,528         2.2         1,815,115         2.3
Lowe's Home Centers                       5        374,405         3.1         1,781,047         2.3
Q-Club                                    2         88,748         0.7         1,427,922         1.8
Bi-Lo                                     6        191,256         1.6         1,294,435         1.6
Publix                                    4        185,721         1.6         1,283,740         1.6
                                        ---      ---------        ----       -----------        ----
          Total                         107      6,603,123        55.5%      $31,905,564        40.3%
                                        ===      =========        ====       ===========        ====

     Certain leases related to the lessees in the table above have either been subleased or assigned to such party. Nevertheless, the original lessee under the lease remains responsible for payment of all rents and other obligations due under such lease. An assignment of the lease would not affect the terms of the lease. Generally, all subtenants are currently required to pay the same rent to the lessee as the lessee is required to pay to the Company. Subleased properties generally have been subleased for a term that is approximately the same as the remaining term of the lease. In the event that the subtenant defaults under the sublease and vacates the property, or in the event that the term of the sublease expires earlier than the term of the lease, the property could remain unoccupied until a new subtenant is located. In any event, the original lessee will remain responsible for payment of all rents and other obligations due under the lease for the full remaining term of the lease.

ENVIRONMENTAL CONDITIONS

     Under various federal, state and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or may have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property or disposed of by it, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed whether or not the Company knew of, or was responsible for, the presence of such hazardous or toxic substances.

     Except as discussed below, the Company is not aware of any significant environmental condition at any of its properties. Soil and groundwater contamination exists at Carmen Plaza in Camarillo, California, Cudahy Plaza in Cudahy, California, and Bristol Plaza in Santa Ana, California. With regard to Carmen Plaza, the primary contaminants of concern are perchloroethylene (PCE) associated with operations of an on-site dry cleaner, methyl tertiary butyl ether (MTBE) from an unknown source and petroleum hydrocarbons associated with operations of an on-site auto repair facility. With regard to Cudahy Plaza, the primary contaminants of concern are PCE associated with operations of a former on-site dry cleaner and petroleum hydrocarbons associated with operations of an existing on-site auto repair facility. With regard to Bristol Plaza, the primary contaminants of concern are PCE and trichloroethylene (TCE) associated with operations of an on-site dry cleaner and petroleum hydrocarbons associated with operations of an on-site auto repair facility. Environmental professionals retained by the Company estimate that the total, cumulative cost of remediation for these three properties will be between approximately $1.8 million and $5.5 million. In connection with each of these properties, the Company has entered into a remediation and indemnity agreement, which obligates the prior owner of the properties (including in some cases, principals of the prior owner) to perform the remediation and to indemnify the Company for any losses it may suffer because of the contamination or remediation. Although there can be no assurance that the remediation estimates of the environmental professionals are accurate or that the prior owners will perform their obligations under the remediation and indemnity agreements, the Company does not expect the environmental conditions at these properties to have a material adverse effect on the Company. In addition, groundwater contamination exists at Briggsmore Plaza in Modesto, California. The primary contaminant of concern is gasoline associated with a former on-site service station. The former tenant at the property is in the process of performing the necessary remediation. Although there can be no assurance that such remediation will be satisfactory, the Company does not expect the environmental condition of this property to have a material adverse effect on the Company.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

                 NAME                AGE                           POSITION
    -------------------------------  ---       ------------------------------------------------
    Gary B. Sabin                    44        Chairman, President and Chief Executive Officer
    Richard B. Muir                  43        Director, Executive Vice President and Secretary
    Graham R. Bullick, Ph.D.         47        Senior Vice President
    Ronald H. Sabin                  47        Senior Vice President
    David A. Lund                    45        Chief Financial Officer
    S. Eric Ottesen                  43        Senior Vice President, General Counsel and
                                               Assistant Secretary
    Mark T. Burton                   37        Senior Vice President Acquisitions
    Boyd A. Lindquist                60        Director
    D. Charles Marston               80        Director
    Robert E. Parsons, Jr.           41        Director
    Bruce A. Staller                 56        Director
    John H. Wilmot                   54        Director

     Gary B. Sabin has served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company since January 1989. Mr. Sabin has served as Chief Executive Officer of various companies since his founding of the predecessor company and its affiliates starting in 1977. He has been active in diverse aspects of the financial services industry, including the evaluation and negotiation of real estate acquisitions, management, financing and disposition.

     Richard B. Muir has served as Director, Executive Vice President and Secretary of the Company since January 1989. Mr. Muir has served as an officer and director for various affiliates of the Company since 1978, primarily in administrative and executive capacities, including asset acquisition, financing and management.

     Graham R. Bullick, Ph.D. has served as Senior Vice President of the Company since January 1991. Previously, Dr. Bullick was associated with the Company as a Director from 1991 to 1992. From 1985 to 1991, Dr. Bullick served as Vice President and Chief Operations Officer for an Arizona-based real estate investment firm, where his responsibilities included acquisition and financing of investment real estate projects.

     Ronald H. Sabin has served as Senior Vice President of the Company since January 1989. Mr. Sabin has served as an officer or otherwise been employed by affiliates of the Company since 1979, primarily providing property management services. Mr. Sabin has managed the Company's properties for 15 years. He is a licensed real estate broker and a licensed property and casualty insurance agent. Ronald Sabin is the brother of Gary Sabin.

     David A. Lund has served as Chief Financial Officer of the Company since 1994 and as a Vice President of the Company since 1988. Mr. Lund has served as an officer and director of certain affiliates of the Company since 1983. Mr. Lund is a Certified Public Accountant and, prior to 1983, was a partner in a public accounting firm.

     S. Eric Ottesen has served as General Counsel of the Company since January 1995, as Senior Vice President since October 1995 and as Assistant Secretary since September 1996. Previously, Mr. Ottesen was a senior partner in a San Diego law firm from 1987 to 1995.

     Mark T. Burton has served as Senior Vice President Acquisitions of the Company since October 1995 and as a Vice President of the Company since January 1989. Mr. Burton has been associated with the Company, its predecessor and its affiliates since 1983, primarily in the evaluation and selection of property acquisitions.

     Boyd A. Lindquist has served as a Director of the Company since February 1992. Mr. Lindquist is presently President, Chief Executive Officer and a Director of Republic Bank. Prior to joining Republic Bank in July 1991, Mr. Lindquist served since prior to 1987 as President and Chief Executive Officer of the Bank of San Diego, where he was responsible for the management of the six-branch bank. Mr. Lindquist has over 30 years experience in managing financial institutions.

     D. Charles Marston has served as a Director of the Company since February 1992. Mr. Marston is the owner and designated supervising broker for Acacia Realty, a real estate brokerage firm specializing in commercial real estate in northern San Diego County, California. Since prior to 1987, Mr. Marston has served as a mediator with the Mediation Tribunal Associations for the U.S. District Court, Detroit, Michigan, and the Wayne County Circuit Court in Michigan. Mr. Marston was a senior partner and litigation counsel for the firm of Marston, Sachs, Nunn, Kates, Kadushin and O'Hare until his retirement in 1980.

     Robert E. Parsons, Jr. has served as a Director of the Company since January 1989. Mr. Parsons is presently Executive Vice President and Chief Financial Officer of Host Marriott Corporation, a company he joined in 1981. He also serves as a Director and an officer of several Host Marriott subsidiaries, and as a Director of Merrill Financial Corporation, a privately-held real estate company.

     Bruce A. Staller has served as a Director of the Company since its inception. Prior to establishing Bruce Atwater Staller, Registered Investment Advisor in 1995, Mr. Staller served as President and Director of First Wilshire Securities Management, Inc., a privately-held securities brokerage firm, from 1988 to 1995. Mr. Staller is also a founder and Director of The Monrovia Schools Foundation, Inc., a privately-held company which provides financial support to the Monrovia Unified School District.

     John H. Wilmot has served as a Director of the Company since 1989. Mr. Wilmot, individually and through his wholly-owned corporations, develops and manages real property, primarily in the Phoenix/Scottsdale area, and has been active in such business since prior to 1989.

         DESCRIPTION OF SERIES B PREFERRED STOCK AND DEPOSITARY SHARES

     The description of the particular terms of the Series B Preferred Stock and Depositary Shares offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the preferred stock and depositary shares set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     Pursuant to the Company's Charter, the Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), in one or more series, with such designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, distribution rights, distribution rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices and the liquidation preferences in each case, if any, as are permitted by Maryland law and as the Board of Directors or a duly authorized committee thereof may determine without any further vote or action by the Company's stockholders.

     On           , 1998, a committee of the Board of Directors adopted the
relevant resolutions with respect to the designation and issuance of the Series B Preferred Stock. The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Company's Charter, including the Articles Supplementary setting forth the particular terms of the Series B Preferred Stock (the "Articles Supplementary"), which are available from the Company.

     The registrar, transfer agent and distributions disbursing agent for the Series B Preferred Stock will be BankBoston.

     Each Depositary Share represents a 1/10 fractional interest in a share of Series B Preferred Stock. The shares of Series B Preferred Stock will be deposited with BankBoston, as Depositary (the "Preferred Stock Depositary"), under a Deposit Agreement among the Company, the Preferred Stock Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Stock Depositary thereunder. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share will be entitled to all of the rights and preferences of a 1/10 fractional interest in a share of Series B Preferred Stock (including distribution, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying Prospectus.

     The Company is applying to list the Depositary Shares on the NYSE. If so approved, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Depositary Shares. See "Underwriting." The Series B Preferred Stock will not be so listed, and the Company does not expect that there will be any trading market for the Series B Preferred Stock except as represented by the Depositary Shares.

RANK

     The Series B Preferred Stock represented by the Depositary Shares offered hereby will, with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series B Preferred Stock with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Company,
(ii) on a parity with (a) the Series A Preferred Stock and (b) all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Company (collectively, the "Parity Preferred Stock"), and
(iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Company.

DISTRIBUTIONS

     Holders of the Series B Preferred Stock shall be entitled to receive, when, as and if authorized and declared by the Board of Directors, out of funds legally available for the payment of distributions, cumulative cash
distributions payable quarterly at the rate of      % of the liquidation
preference per annum (equivalent to $          per annum per Depositary Share).
Distributions on the Series B Preferred Stock represented by the Depositary Shares offered hereby shall be cumulative from the date of original issue and shall be payable quarterly in arrears on the 15th day of January, April, July and October (or, if not a business day, the next succeeding business day) of each year (each, a "Distribution Payment Date"). The first distribution on the Series B Preferred Stock represented by the Depositary Shares offered hereby,
which will be paid on             , 1998, will be for more than a full quarter.
Such distribution and any other distributions payable on the Series B Preferred Stock for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in the share records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Distribution Payment Date falls or such other date designated by the Board of Directors for the payment of distributions that is not more than 30 nor less than 10 days prior to such Distribution Payment Date (each, a "Distribution Record Date").

     When distributions are not paid in full upon the Series B Preferred Stock and any other series of Parity Preferred Stock, all distributions declared upon the Series B Preferred Stock and any other Parity Preferred Stock shall be declared pro rata so that the amount of distributions declared per share on such Series B Preferred Stock and such other Parity Preferred Stock shall in all cases bear to each other the same ratio that the accrued distributions per share on the Series B Preferred Stock and such other Parity Preferred Stock bear to each other. Except as set forth in the preceding sentence, unless full distributions on the Series B Preferred Stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, no distributions (other than in Common Stock or other shares of equity securities of the Company ranking junior to the Series B Preferred Stock as to distributions and upon liquidation) shall be authorized or paid or set aside for payment on the Common Stock or on any other shares of equity securities of the Company ranking junior to or on a parity with the Series B Preferred Stock as to distributions or upon liquidation. Unless full distributions on the Series B Preferred Stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment of all past distribution periods and the then current distribution period, no Common Stock or any other shares of equity securities of the Company ranking junior to or on a parity with the Series B Preferred Stock as to distributions or upon liquidation (including less than all of the Series B Preferred Stock) shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of any such shares) by the Company except by conversion into or exchange for shares of equity securities of the Company ranking junior to the Series B Preferred Stock as to distributions and upon liquidation, and except for a redemption or purchase or other acquisition of Common Stock or other equity securities of the Company for purposes of an employee benefit plan of the Company or any subsidiary or as provided under the Charter to protect the Company's status as a REIT. See "-- Redemption" for similar restrictions on the redemption, purchase or other acquisition of the Series B Preferred Stock.

     No distributions on the Series B Preferred Stock shall be authorized by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, payment or setting apart shall be restricted or prohibited by law.

     Notwithstanding the foregoing, distributions on the Series B Preferred Stock shall accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions, whether or not any agreement of the Company prohibits the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid distributions on the Series B Preferred Stock shall not bear interest, and holders of the Series B Preferred Stock shall not be entitled to any distributions, whether payable in cash, property or shares of capital stock, in excess of full cumulative distributions as described above.

     Any distribution payment made on the Series B Preferred Stock shall first be credited against the earliest accumulated but unpaid distribution due with respect to such shares that remains payable.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series B Preferred Stock shall be the Capital Gains Amount multiplied by a fraction, the numerator of which shall be the total dividends (within the meaning of the Code) paid or made available to the holders of the Series B Preferred Stock for the year, and the denominator of which shall be the Total Dividends.

LIQUIDATION PREFERENCE

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series B Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders liquidating distributions in cash or property at its fair market value as determined by the Board of Directors in the amount of a liquidation preference of $250.00 per share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Common Stock or any other capital shares that rank junior to the Series B Preferred Stock as to liquidation rights. The Series B Preferred Stock will rank on a parity with the Series A Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series B Preferred Stock will have no right or claim to any of the remaining assets of the Company.

     In the event that, upon any such liquidation, dissolution or winding up of the affairs of the Company, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Series B Preferred Stock and the corresponding amounts payable on all shares of Parity Preferred Stock, then the holders of the Series B Preferred Stock and such other Parity Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. If liquidating distributions shall have been made in full to all holders of Series B Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of equity securities ranking junior to the Series B Preferred Stock with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Company, according to their respective rights and preferences and in each case according to their respective number of shares.

     The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. In determining whether a distribution (other than a voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of the Company or otherwise is permitted under the Maryland General Corporation Law, no effect shall be given to amounts that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of stock of the Company whose preferential rights upon dissolution are superior to those receiving the distribution. For further information regarding the rights of the holders of the Series B Preferred Stock and related Depositary Receipts upon the liquidation, dissolution or winding up of the Company, see "Description of Preferred
Stock -- Liquidation Preference" and "Description of Depositary
Shares -- Liquidation Preference" in the accompanying Prospectus.

REDEMPTION

     Except in certain circumstances relating to the Company's maintenance of its ability to qualify as a REIT under the Code as provided in the Company's Charter and as described generally under the heading "Restrictions on Ownership of Capital Stock" in the accompanying Prospectus, the Series B Preferred Stock
will not be redeemable prior to             , 2003. On and after             ,
2003, the Company may, at its option upon not less than 30 nor more than 60 days' written notice, redeem the Series B Preferred Stock (and the Preferred Stock Depositary will redeem the number of Depositary Shares representing the shares of Series B Preferred Stock so redeemed upon not less than 30 days' written notice to the holders thereof), in whole or in part, at any time or from time to time, for cash at a redemption price of $250.00 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent the Company has funds legally available therefor. The redemption price of the Series B Preferred Stock (other than any portion thereof consisting of accrued and unpaid distributions) may only be paid from the sale proceeds of other capital stock of the Company. For purposes of the preceding sentence, "capital stock" means any equity securities (including common stock and preferred stock), depositary shares, interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Depositary Receipts evidencing Depositary Shares to be redeemed shall surrender such Depositary Receipts at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any Series B Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set aside for payment, then from and after the redemption date distributions will cease to accrue on such Series B Preferred Stock, such Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of the Depositary Shares representing such Series B Preferred Stock will terminate, except the right to receive the redemption price plus any accrued and unpaid distributions payable upon such redemption. If fewer than all of the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company. See "Description of Depositary Shares -- Redemption of Depositary Shares" in the accompanying Prospectus.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by the Company will be mailed by the Preferred Stock Depositary, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Depositary Receipts evidencing the Depositary Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Preferred Stock Depositary. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock or Depositary Shares, except as to the holder to whom notice was defective or not given. Each notice shall state (i) the redemption date, (ii) the redemption price, (iii) the number of shares of Series B Preferred Stock to be redeemed (and the equivalent number of Depositary Shares), (iv) the place or places where the Depositary Receipts evidencing the Depositary Shares are to be surrendered for payment of the redemption price, and (v) that distributions on the shares to be redeemed will cease to accumulate on such redemption date. If fewer than all of the Depositary Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Depositary Shares to be redeemed from such holder.

     The holders of Depositary Receipts at the close of business on a Distribution Record Date will be entitled to receive the distribution payable with respect to the Depositary Shares evidenced by such Depositary Receipts on the corresponding Distribution Payment Date notwithstanding the redemption thereof between such Distribution Record Date and the corresponding Distribution Payment Date or the Company's default in the payment of the distribution due. Except as provided above, the Company will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series B Preferred Stock or Depositary Shares to be redeemed.

     The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under "-- Restrictions on Ownership" below.

VOTING RIGHTS

     Holders of the Series B Preferred Stock represented by the Depositary Shares offered hereby will not have any voting rights, except as specifically set forth in the Articles Supplementary and as described generally below. In any matter in which the Series B Preferred Stock is entitled to vote, including any action by written consent, each share of Series B Preferred Stock shall be entitled to ten votes, each of which votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each share of Series B Preferred Stock, the holder thereof may designate up to ten proxies, with each such proxy having the right to direct a whole number of votes (totalling ten votes per share of Series B Preferred Stock). As a result, each Depositary Share will be entitled to one vote.

     Whenever distributions on any shares of Series B Preferred Stock shall be in arrears for six or more quarterly periods, whether or not consecutive, the holders of the Depositary Shares representing such Series B Preferred Stock (voting separately as if they were a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting of the shares of Series B Preferred Stock or of any other series of Preferred Stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until all distributions accumulated on such shares of Series B Preferred Stock for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set aside for payment in full; whereupon either such directors shall resign or their term of office shall expire, and the number of directors constituting the Board of Directors shall be decreased accordingly.

     The approval of the holders of two-thirds of the outstanding shares of Series B Preferred Stock and of any series of Parity Preferred Stock entitled to vote thereon, voting as if they were a single class, will be required to amend the Charter to affect materially and adversely the rights, preferences or voting power of the holders of the Series B Preferred Stock or such other Parity Preferred Stock or to authorize, issue, create, or increase the authorized amount of, any class of stock having rights senior to the Series B Preferred Stock with respect to the payment of distributions or amounts upon liquidation, dissolution or winding up. No such vote or consent is required in connection with (i) any increase in the total number of authorized shares of Common Stock,
(ii) the authorization, issuance, creation or increase of any class or series of equity securities ranking, as to distribution rights and liquidation preference, on a parity with or junior to the Series B Preferred Stock, (iii) any merger or consolidation in which the Company is the surviving entity if, immediately after the merger or consolidation, there are outstanding no equity securities ranking as to distribution rights or liquidation preference senior to the Series B Preferred Stock other than the securities of the Company outstanding prior to such merger or consolidation, (iv) any merger or consolidation in which the Company is not the surviving entity if, as a result of the merger or consolidation, the holders of the Series B Preferred Stock receive shares of stock or other equity securities with preferences, rights and privileges substantially similar to the preferences, rights and privileges of the Series B Preferred Stock and there are outstanding no shares of stock or other equity securities of the surviving entity ranking as to distribution rights or liquidation preference senior to the Series B Preferred Stock other than the securities issued in respect of securities of the Company outstanding prior to such merger or consolidation, or (v) any merger or consolidation involving the Company, whether or not the Company is the surviving entity, resulting in outstanding equity securities of the Company or its successor (other than securities of the Company outstanding prior to such merger or consolidation, or securities issued in respect of securities of the Company outstanding prior to such merger or consolidation) ranking as to distribution rights or liquidation preference senior to the Series B Preferred Stock if, at or prior to the time when the issuance of any such shares ranking senior to the Series B Preferred Stock is to be made, proper notice has been given and sufficient funds have been irrevocably set aside for the redemption of all the then outstanding Series B Preferred Stock.

CONVERSION

     Except as otherwise provided in the Company's Charter and as described generally under the heading "Restrictions on Ownership of Capital Stock" in the accompanying Prospectus, the Series B Preferred Stock will not be convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP

     In order to maintain its qualification as a REIT, the Charter imposes limitations on the number of shares of capital stock, including Depositary Shares and shares of Series B Preferred Stock, that may be owned by any single person or affiliated group. For information regarding such restrictions on ownership of the Series B Preferred Stock and related Depositary Shares, see "Restrictions on Ownership of Capital Stock" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to prospective purchasers of the Depositary Shares.

     This Prospectus Supplement does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. The federal income tax treatment of the Company is set forth in the accompanying Prospectus under the heading entitled "Certain Federal Income Tax Considerations to the Company of its REIT Election." The discussion set forth below assumes that the Company qualifies as a REIT under the Code. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. As a result, the funds available for distribution to the Company's stockholders would be reduced. See the discussion in the accompanying Prospectus under the heading "Certain Federal Income Tax Considerations to the Company of its REIT Election -- Failure to Qualify."

     EACH INVESTOR IS ADVISED TO CONSULT THE PROSPECTUS FOR INFORMATION REGARDING THE FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY OF ITS REIT ELECTION. EACH INVESTOR ALSO IS ADVISED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM, HER OR IT OF THE ACQUISITION, OWNERSHIP AND SALE OF THE DEPOSITARY SHARES OR THE SERIES B PREFERRED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     Holders of the Depositary Shares will be treated for federal income tax purposes as if they were direct holders of the Series B Preferred Stock represented by such Depositary Shares and, accordingly, the following discussion of tax consequences pertaining to the Series B Preferred Stock pertains to the Depositary Shares as well.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     Dividends and Other Distributions. As used herein, the term "domestic stockholder" means a holder of the Depositary Shares or the Series B Preferred Stock who, for federal income tax purposes, (i) is a citizen or resident of the United States, or (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate the income of which is subject to federal income taxation regardless of its source, or (iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. In the opinion of Latham & Watkins, the Series B Preferred Stock will be treated as a class of stock separate from the Series A Preferred Stock for federal income tax purposes. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders (including holders of Series B Preferred Stock) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on the Series B Preferred Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Series B Preferred Stock and the Series A Preferred Stock and then allocated to the Company's Common Stock.

     Distributions that are properly designated by the Company as capital gain dividends will be taxable to taxable domestic stockholders as gains from the sale or exchange of a capital asset held more than one year (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his, her or its Series B Preferred Stock. Under IRS Notice 97-64, if a REIT properly designates a dividend as a capital gain dividend, it may further designate the dividend as a 20% rate gain distribution (for long-term capital gains), a 28% rate gain distribution (for mid-term capital gains), or an unrecaptured Section 1250 gain distribution (currently subject to a 25% rate), subject to certain limitations. If no additional designation is made regarding a capital gain dividend, it will be considered a 28% rate gain distribution. In order to make further designations of capital gain dividends as provided above, the Company must comply with certain rules set forth in Notice 97-64. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions not designated as capital gains and in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted tax basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be taxable as capital gains, provided such shares have been held as a capital asset. In the case of non-corporate domestic stockholders, such capital gains generally will be taxable at preferential long-term capital gains rates (20%) if the shares have been held for more than eighteen months, at somewhat higher mid-term capital gains rates (28%) if the shares have been held for more than one year but not more than eighteen months, or at ordinary income rates if the shares have been held for one year or less. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     Under new federal legislation, a REIT may elect to retain (and not distribute) and pay federal income tax on its net long-term capital gain and possibly certain excise taxes on its undistributed income. If such election is made, the REIT's stockholders must include in income their proportionate share of the undistributed long-term capital gain and are deemed to have paid their proportionate share of federal income tax paid by the REIT.

     Sale or Exchange of Series B Preferred Stock. Upon the sale or exchange of Series B Preferred Stock to or with a person other than the Company, a stockholder will generally recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received, and (ii) the stockholder's adjusted tax basis in such shares. Such gain or loss will be a capital gain or loss if the Series B Preferred Stock has been held as a capital asset, and, for non-corporate domestic stockholders, will be eligible for the preferential mid-term or long-term capital gain or loss tax rates discussed above if such shares have been held for more than one year or eighteen months, respectively. Any loss upon a sale or exchange of Series B Preferred Stock by a stockholder who held such Series B Preferred Stock for six months or less (after applying certain holding period rules) will generally be treated as a long term capital loss to the extent such stockholder previously received distributions with respect to such Series B Preferred Stock which were required to be treated by such stockholder as long term capital gain.

     Redemption of Series B Preferred Stock. A redemption of Series B Preferred Stock will be treated as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income tax rates unless the redemption satisfies one of three tests set forth in
Section 302(b) of the Code. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the stockholder,
(ii) results in a "complete termination" of the stockholder's interest in the Company's shares, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder, all within the meaning of Section 302 of the Code. In determining whether any of these tests have been met, capital stock considered to be owned by a stockholder by reason of certain constructive ownership rules set for in the Code, as well as stock actually owned by such stockholder, must generally be taken into account. If a particular holder of Series B Preferred Stock owns (actually or constructively) no shares of Common Stock or Series A Preferred Stock of the Company, or an insubstantial percentage of the outstanding shares of the Common Stock or Series A Preferred Stock, a redemption of all of the Series B Preferred Stock owned by such stockholder (actually or constructively) is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series B Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Series B Preferred Stock are encouraged to consult their own tax advisors to determine such tax treatment.

     If a redemption of Series B Preferred Stock is not treated as a distribution taxable as a dividend to a particular stockholder, it will be treated as to that stockholder as a taxable sale or exchange. As a result, such stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends attributable to the redeemed shares, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the stockholder's adjusted basis in the shares of Series B Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of Series B Preferred Stock have been held as a capital asset and, for non-corporate domestic stockholders, will be eligible for the preferential mid-term or long-term capital gain or loss tax rates discussed above if such shares have been held for more than one year or eighteen months, respectively.

     If a redemption of the Series B Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the stockholder. The stockholder's adjusted tax basis in such redeemed Series B Preferred Stock will be transferred to the stockholder's remaining stockholdings in the Company. If, however, the stockholder has no remaining stockholdings in the Company, such basis could be transferred to a related person or it may be lost entirely.

BACKUP WITHHOLDING

     The Company will report to its domestic stockholders and the Internal Revenue Service (the "IRS") the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such stockholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies that the stockholder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his, her or its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

     Final regulations dealing with backup withholding and information reporting (the "New Withholding Regulations") were published in the Federal Register on October 14, 1997. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements, but do unify current certification procedures and forms and clarify reliance standards. The New Withholding Regulations generally will be effective for payments made after December 31, 1998, subject to certain transition rules. THE DISCUSSION SET FORTH ABOVE DOES NOT TAKE THE NEW WITHHOLDING REGULATIONS INTO ACCOUNT. PROSPECTIVE STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE NEW WITHHOLDING REGULATIONS.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account (IRA) or a 401(k) plan, that holds Series B Preferred Stock as an investment will not be subject to tax on distributions paid by the Company. However, if such tax-exempt investor is treated as having purchased its Series B Preferred Stock with borrowed funds, some or all of its distributions from the Series B Preferred Stock will be subject to tax. In addition, under some circumstances certain pension plans (including

401(k) plans but not including IRAs and government pension plans) that own more than 10% (by value) of the Company's outstanding stock, including Series B Preferred Stock and the Company's Common Stock, could be subject to tax on a portion of their distributions even if their Series B Preferred Stock is held for investment and is not acquired with borrowed funds.

OTHER TAX CONSEQUENCES

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              CERTAIN INDEBTEDNESS

     In October 1997, the Company issued in a public offering $75.0 million of the Notes. See "Prospectus Supplement Summary -- The Company -- Recent Developments."

     The Company has an unsecured, two-year revolving credit facility (the "Unsecured Revolving Credit Facility") of up to $150.0 million from a group of seven banks led by BankBoston. Borrowings under the Unsecured Revolving Credit Facility bear interest at a rate of LIBOR plus 1.2% (approximately 6.8% at September 30, 1997) and are available for, among other things, acquisitions, working capital and repayment of indebtedness. The principal amount outstanding under the Unsecured Revolving Credit Facility is due in December 1999. At September 30, 1997, outstanding borrowings under the Unsecured Revolving Credit Facility totalled approximately $40.1 million.

     The actual amount available to the Company under the Unsecured Revolving Credit Facility is dependent upon the Company's meeting certain covenants and ratios. These covenants and ratios include, among others, (i) the outstanding principal balance of all loans outstanding under the Unsecured Revolving Credit Facility must not exceed the Company's borrowing base upon which such loans are determined, (ii) the ratio of total liabilities of the Company to total assets of the Company must not exceed 0.50 to 1, (iii) the sum of (A) consolidated operating cash flow of the Company for any four consecutive quarters (the "Test Period") minus (B) the Company's capital improvement reserve for all of its real estate for the Test Period must be at least 2.0 times the Company's interest expense for the Test Period, (iv) the ratio of consolidated operating cash flow of the Company for the Test Period must be at least 1.75 times the sum of (A) the Company's debt service plus (B) the Company's capital improvement reserve for all of its real estate for the Test Period, (v) the stockholders' equity of the Company must be at least equal to the sum of (A) $350.0 million plus (B) 90% of the net proceeds from any equity offering of the Company, and (vi) the Company must not permit its interest in (A) undeveloped or non-income producing land to exceed 5.0% of the Company's total assets and (B) commercial properties to exceed 15.0% of the Company's total assets.

                                  UNDERWRITING

     Under the terms and subject to the Underwriting Agreement dated the date hereof, each of the Underwriters named below (each, an "Underwriter" and together, the "Underwriters") has severally agreed to purchase, and the Company has agreed to sell to each Underwriter, the number of Depositary Shares set forth opposite the name of each Underwriter below:

                                                                                NUMBER OF
                                                                                DEPOSITARY
                                   UNDERWRITER                                    SHARES
    --------------------------------------------------------------------------  ----------
    Smith Barney Inc. ........................................................
    A.G. Edwards & Sons, Inc. ................................................
    Morgan Stanley & Co. Incorporated.........................................
    PaineWebber Incorporated..................................................
    Prudential Securities Incorporated........................................
                                                                                ----------
              Total...........................................................   6,000,000
                                                                                  ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depository Shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Depositary Shares offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the Depositary Shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part to certain dealers at a price which
represents a concession not in excess of $       per share under the public
offering price. Each Underwriter may allow, and such dealers may re-allow, a
concession not in excess of $       per share to the other Underwriters or to
certain other dealers. After the initial offering, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an aggregate of 900,000 additional Depositary Shares at the public offering price set forth on the cover page of this Prospectus Supplement, minus the underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional Depositary Shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Depositary Shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Depositary Shares as the number of Depositary Shares set forth opposite such Underwriter's name in the preceding table bears to the total number of Depositary Shares in such table.

     In connection with the Offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Depositary Shares than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Depositary Shares at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Depositary Shares or effecting purchases of the Depositary Shares for the purpose of pegging, fixing or maintaining the price of the Depositary Shares or for the purpose of reducing a syndicate short position created in connection with this Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Prior to this Offering, there has been no public market for the Depositary Shares. The Company is applying for approval from the NYSE to list the Depositary Shares on the NYSE under the symbol

"XELPrB." If so approved, trading of the Depositary Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Depositary Shares. The Underwriters have advised the Company that they intend to make a market in the Depositary Shares prior to the commencement of trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the Depositary Shares will exist prior to commencement of trading or at any other time.

     In the ordinary course of their respective businesses, certain of the Underwriters and/or affiliates of such Underwriters have engaged, and may in the future engage, in investment banking, investment advisory and/or commercial banking transactions with the Company and its affiliates for which customary compensation has been, and will be, received.

                                 LEGAL MATTERS

     The validity of the Depositary Shares offered hereby will be passed upon for the Company by Latham & Watkins, San Diego, California and for the Underwriters by Brown & Wood LLP, New York, New York. Latham & Watkins and Brown & Wood LLP will rely as to certain matters of Maryland law, including the legality of the shares offered hereby, on the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. In addition, the description of federal income tax consequences contained in this Prospectus Supplement is based on the opinion of Latham & Watkins.

PROSPECTUS

                            EXCEL REALTY TRUST, INC.

                                  $500,000,000

                       DEBT SECURITIES, PREFERRED STOCK,
                  DEPOSITARY SHARES, COMMON STOCK AND WARRANTS

     Excel Realty Trust, Inc. ("Excel" or the "Company") may from time to time offer in one or more series (i) its unsecured senior debt securities (the "Debt Securities"), (ii) shares or fractional shares of its preferred stock, par value $.01 per share (the "Preferred Stock"), (iii) shares of its Preferred Stock represented by depositary shares (the "Depositary Shares"), (iv) shares of its common stock, par value $.01 per share (the "Common Stock"), or (v) warrants to purchase Common Stock, Preferred Stock, Depositary Shares or Debt Securities (the "Warrants"), with an aggregate initial public offering price of up to $500,000,000 on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency of denomination and payment, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; (iv) in the case of Common Stock, any initial public offering price; and (v) in the case of Warrants, the securities as to which such Warrants may be exercised, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on actual and constructive ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
                  MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                The date of this Prospectus is January 7, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company's Exchange Act file number is 1-12244. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Electronic reports, proxy statements and other information filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system are publicly available through the Commission's Web site (http://www.sec.gov). In addition, the Company's Common Stock and Series A Preferred Stock (as defined below) are listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

          a. Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on March 10, 1997;

          b. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, filed with the Commission on May 9, 1997;

          c. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, filed with the Commission on August 13, 1997;

          d. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997, filed with the Commission on November 12, 1997;

          e. Current Report on Form 8-K, filed with the Commission on January 17, 1997;

          f. Current Report on Form 8-K/A, filed with the Commission on January 22, 1997;

          g. Current Report on Form 8-K, filed with the Commission on February 7, 1997;

          h. Current Reports on Form 8-K, filed with the Commission on July 3, 1997;

          i. Current Report on Form 8-K, filed with the Commission on July 17, 1997;

          j. Current Report on Form 8-K, filed with the Commission on September 18, 1997;

          k. Current Report on Form 8-K, filed with the Commission on October 3, 1997;

          l. Current Report on Form 8-K, filed with the Commission on October 15, 1997;

          m. Current Report on Form 8-K, filed with the Commission on December 17, 1997;

          n. Current Report on Form 8-K, filed with the Commission on December 30, 1997;

          o. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the Company's fiscal year ended December 31, 1996;

          p. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on July 30, 1993; and

          q. The description of the Company's Series A Preferred Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on January 30, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner of the Offered Securities, to whom this Prospectus is delivered, upon written or oral request. Requests should be directed to the Secretary of the Company, 16955 Via Del Campo, Suite 100, San Diego, California 92127 (telephone number: (619) 485-9400).

                                  THE COMPANY

     The Company is a self-administered, self-managed REIT which acquires, owns and manages neighborhood and community shopping centers and other retail and commercial properties which are primarily leased on a long-term basis to major retail companies throughout the United States. As of September 30, 1997, the Company owned or managed 71 shopping centers (the "Shopping Centers"), 68 single tenant properties (the "Single Tenant Properties"), four commercial properties and office buildings (the "Commercial Properties") and one additional property which is currently being constructed. The Shopping Centers consist of neighborhood and community shopping centers which typically range from 100,000 to 200,000 square feet in size. The Single Tenant Properties typically are either anchor stores within shopping centers not owned by the Company or free standing properties located in commercial areas, with triple net leases which require the lessee to be responsible for substantially all of the costs and expenses associated with the ongoing maintenance of the property, including but not limited to property taxes, insurance and common area maintenance. The Commercial Properties consist of office buildings and commercial properties which the Company typically purchases at an attractive price to take advantage of a distressed situation or underutilized space. The Shopping Centers, Single Tenant Properties and Commercial Properties accounted for approximately 78%, 20% and 2%, respectively, of the annualized base rental income ("ABR") of the Company at September 30, 1997. As of September 30, 1997, the Company's 143 operating properties were located in 28 states, contained approximately 11.9 million square feet of gross leasable area ("GLA") and were 96% leased.

     The Company emphasizes investments in retail properties where a substantial portion of such properties' GLA is subject to long-term net leases to national or regional retail tenants. The Company seeks to lease to national or regional retail tenants that market basic goods and services to consumers and enjoy a leading position in their respective industries.

     The Company's primary objective is to acquire, own and manage a portfolio of commercial retail properties that will provide cash for quarterly distributions to stockholders while protecting investor capital and providing potential for capital appreciation. The Company seeks to achieve this objective by (i) aggressively managing its existing properties, (ii) continuing to acquire well-located neighborhood and community shopping centers with tenants that have a national or regional presence and an established credit quality, (iii) disposing of mature properties to continually update its core property portfolio, and (iv) continuing to maintain a strong and flexible financial position to facilitate growth.

     The Company has elected to be taxed as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 1987, and believes that, commencing with such taxable year, it has been organized and has operated in conformity with the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although the Company believes that it will continue to operate in such a manner, no assurance can be given that the Company will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal taxation at regular corporate rates. As a result, such a failure would adversely affect the Company's ability to make distributions to its stockholders and could have an adverse affect on the market value and marketability of the Offered Securities.

     To ensure that the Company qualifies as a REIT, transfer of the shares of Common Stock and Preferred Stock is subject to certain restrictions, and actual or constructive ownership of Common Stock or Preferred Stock by any single person is limited to 9.8% by value of such Common Stock or Preferred Stock, subject to certain exceptions. The Company's Charter provides that any purported transfer in violation of the above-described ownership limitations shall be void ab initio.

     The Company was incorporated under the laws of California in 1985 and reincorporated as a Maryland corporation in July 1993. The Company's executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127, and the Company's telephone number is (619) 485-9400.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 and the nine months ended September 30, 1997 were 2.31, 1.65, 1.98, 1.30, 1.20 and 3.14, respectively. The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 1997 was 2.37. Prior to February 1997, the Company had not issued any preferred stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividends for all prior periods are the same as the ratios of earnings to fixed charges presented above.

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before real estate sales, income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization and write-off of debt discounts and issue costs, whether expensed or capitalized.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include the acquisition of multi-tenant retail properties, single tenant properties or commercial properties as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio, and the repayment of certain outstanding indebtedness at such time.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture, dated as of May 8, 1995, as amended by a First Supplemental Indenture dated as of April 4, 1997, a Second Supplemental Indenture dated as of July 3, 1997, and as further amended, supplemented or modified from time to time (the "Indenture"), between the Company and State Street Bank and Trust Company of California, N.A. (as successor to BankBoston, N.A.), as trustee (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the Trustee at 725 South Figueroa Street, Suite 3100, Los Angeles, California 90017 or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          (1) the title of such Debt Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

          (4) if convertible, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock into which such Debt Securities are convertible;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

          (9) the date or dates on which, or period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the date or dates on which, or period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default and notice and waiver thereof or covenants set forth in the Indenture;

          (14) whether such Debt Securities will be issued in certificated or book-entry form;

          (15) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the Indenture;

          (17) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

          (18) the terms and conditions, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (19) whether and under what circumstances the Company will pay Additional Amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

          (20) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S.

federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth below under "Certain Covenants -- Limitations on Incurrence of Debt" and "Merger, Consolidation or Sale of Assets," the Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or to substantially reduce or eliminate the Company's assets, which may have an adverse affect on the Company's ability to service its indebtedness (including the Debt Securities) or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. However, restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock designed to preserve its status as a REIT may act to prevent or hinder a change of control. See "Description of Common Stock" and "Description of Preferred Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     A significant number of the Company's properties are owned through its subsidiaries. Therefore, the rights of the Company and its creditors, including holders of Debt Securities, to participate in the assets of such subsidiaries upon the liquidation or recapitalization of such subsidiaries or otherwise will be subject to the prior claims of such subsidiaries' respective creditors (except to the extent that claims of the Company itself as a creditor may be recognized).

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 725 South Figueroa Street, Suite 3100, Los Angeles, California 90017, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of

Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE OF ASSETS

     For so long as the Debt Securities are outstanding, the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, only to the extent that
(a) either the Company shall be the continuing corporation, or the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall be a corporation duly organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture;
(b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     The Indenture provides that the Company will comply with the covenants set forth below so long as the Debt Securities are outstanding.

     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (i) Total Assets (as defined below) as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets acquired by the Company or any Subsidiary since the end of such calendar quarter, including those obtained in connection with the incurrence of such additional Debt (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt) (Section 1004).

     In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on property of the Company or any Subsidiary is greater than 40% of the sum of (i) Total Assets as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets acquired by the Company or any

Subsidiary since the end of such calendar quarter, including those obtained in connection with the incurrence of such additional Debt (Section 1004).

     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if Consolidated Income Available for Debt Service (as defined below) for any 12 consecutive calendar months within the 15 calendar months immediately preceding the date on which such additional Debt is to be incurred shall have been less than 1.5 times the Maximum Annual Service Charge (as defined below) on the Debt of the Company and all Subsidiaries to be outstanding immediately after the incurring of such additional Debt (Section 1004).

     Maintenance of Unencumbered Total Asset Value. The Company will at all times maintain an Unencumbered Total Asset Value (as defined below) in an amount not less than 150% of the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries that is unsecured (Section 1014).

     Existence. Except as permitted under "Merger, Consolidation or Sale of Assets," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and that of each of its Subsidiaries and their respective rights (charter and statutory) and franchises; provided, however, that the foregoing shall not obligate the Company or any Subsidiary to preserve any right or franchise (or, in the case of any Subsidiary, its existence) if the Company or such Subsidiary determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

     Maintenance of Properties. The Company will cause all of its Properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1007).

     Insurance. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having a rating of at least A:VIII in Best's Key Rating Guide (Section 1008).

     Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1009).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

     Additional Covenants. Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement relating thereto.

     As used herein,

     "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted for (a) interest on Debt of the Company and its Subsidiaries, (b) provision for taxes of the Company and its Subsidiaries based on income, (c) amortization of debt discount, (d) property depreciation and amortization and (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period.

     "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Debt" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary,
(iii) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's Consolidated Balance Sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through
(iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Company's Consolidated Balance Sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Funds from Operations" for any period means the Consolidated Net Income of the Company and its Subsidiaries for such period computed in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

     "Maximum Annual Service Charge" as of any date means the maximum amount which may become payable in any period of 12 consecutive calendar months from such date for interest on, and required amortization of, Debt. The amount payable for amortization shall include the amount of any sinking fund or other analogous fund for the retirement of Debt and the amount payable on account of principal on any such Debt which matures serially other than at the final maturity date of such Debt.

     "Net Operating Income" means, with respect to any property, the gross revenues derived from such property less direct property operating expenses (but excluding depreciation, debt service, general and administrative expenses, and any other such items of a non-recurring nature).

     "Total Assets" as of any date means the greater of (a) the sum of (i) property Net Operating Income divided by 0.0975 and (ii) all other assets of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles (but excluding intangibles), or
(b) the sum of (i) Undepreciated Real Estate Assets (as defined below) and (ii) all other assets of the Company and its

Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles (but excluding intangibles).

     "Undepreciated Real Estate Assets" as of any date means the amount of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Unencumbered Total Asset Value" as of any date means the sum of Total Assets which are unencumbered by any mortgage, lien, charge, pledge or security interest that secures the payment of any obligations under any Debt.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any evidence of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, which results in the acceleration of such indebtedness prior to its maturity, if such indebtedness so accelerated exceeds $10,000,000 in aggregate principal amount, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled in accordance with the Indenture; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section
501). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion hereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the best interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof or to convert any of the Debt Securities in accordance with its terms (if applicable) (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, the Company must deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby,
(a) change the Stated Maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate (or change the manner of calculating the rate) or amount of interest on, or any premium payable on redemption or repayment of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Indexed Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, or premium, if any, or interest on, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security or to convert any such Debt Security in accordance with its terms (if applicable); (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security; or
(g) modify any of the conversion provisions applicable to any Debt Security in a manner adverse to the Holder thereof (Section 902).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities have the right to waive compliance by the Company of certain covenants in the Indenture (Section 1013).

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Company as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture;
(iii) to add Events of Default for the benefit of the Holders of all or any series of Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities;
(vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock of the Company; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;
(ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal amount of such Indexed Security on the issue date, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of the Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded (Section 101).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of not less than 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section
1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the

Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Company may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or date of redemption or repayment, as the case may be (Section 401).

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation (i) to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities, (ii) to convert the Debt Securities in accordance with their terms (if applicable), (iii) to register the transfer or exchange of such Debt Securities, (iv) to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, (v) to maintain an office or agency in respect of such Debt Securities and (vi) to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1010, inclusive, and
Section 1014 of the Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Company with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of any such Government Obligation or the specific payment of interest on or principal of any such Government Obligation evidenced by such depository receipt (Section 101).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 101).

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1010, inclusive, and Section 1014 of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

     The Company has the authority to issue up to 100,000,000 shares of common stock, par value $.01 per share (the "Common Stock"). At September 30, 1997, the Company had outstanding 20,913,926 shares of Common Stock.

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of the Company or upon the exercise of the Warrants to purchase Common Stock issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Charter and Bylaws and the Maryland General Corporation Law ("MGCL").

     Subject to the preferential rights of any other shares or series of capital stock, holders of the Company's Common Stock will be entitled to receive dividends when, as and if authorized and declared by the Board of Directors of the Company, out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company may be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock. See "Description of Preferred Stock." Upon the distribution of assets upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of all known debts and liabilities of the Company and any preferential amounts owing with respect to any outstanding Preferred Stock. Subject to certain provisions of Maryland law and the Company's Charter and Bylaws, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the shares of the Company's Common Stock voting for the election of directors will be able to elect all of the directors if they choose to do so and, accordingly, the holders of the remaining shares will be unable to elect any directors. Holders of shares of Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. Holders of Common Stock also will have no conversion, sinking fund, redemption, preference or exchange rights. The Common Stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

RESTRICTIONS ON OWNERSHIP

     With certain exceptions, the Company's Charter provides that no person may own, actually or constructively, more than 9.8% by value of the Company's Common Stock or Preferred Stock. See "Restrictions on Ownership of Capital Stock."

TRANSFER AGENT

     The Registrar and Transfer Agent for the Company's Common Stock is BankBoston, N.A.

                         DESCRIPTION OF PREFERRED STOCK

     The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), 4,600,000 shares of which have been classified as 8 1/2% Series A Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"). At September 30, 1997, the Company had outstanding 4,600,000 shares of Series A Preferred Stock.

     Under the Company's Charter, shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors, generally without the approval of the stockholders. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's Charter to adopt resolutions and file Articles Supplementary (the "Articles Supplementary") with the State Department of Assessments and Taxation of Maryland, fixing for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Maryland law. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then market price of such shares.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Charter (including the applicable Articles Supplementary) and Bylaws and the MGCL.

GENERAL

     Subject to limitations prescribed by Maryland law and the Company's Charter and Bylaws, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Reference is made to the Prospectus Supplement relating to the series of Preferred Stock offered thereby for specific terms, including:

          (1) The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) Whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

          (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

          (6) The provisions for a sinking fund, if any, for such Preferred
     Stock;

          (7) The provisions for redemption, if applicable, of such Preferred Stock;

          (8) Any listing of such Preferred Stock on any securities exchange;

          (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

          (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

          (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

          (12) In addition to those limitations described below, any other limitations on actual and constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT; and

          (13) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Company's Charter for these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will have the rights with respect to payment of dividends set forth below.

     Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared and authorized by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so irrevocably set apart) upon the shares of Preferred Stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of preferred stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of preferred stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company, and except for a redemption or purchase or other acquisition of shares of Common Stock made for purposes of an employee benefit plan of the Company or any subsidiary or as provided for under the Company's Charter to protect the Company's status as a
REIT).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series, and, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company).

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in violation of the ownership limitations set forth in the Charter.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

     In addition, and the foregoing to the contrary notwithstanding, the shares of Preferred Stock will be issued subject to the terms and provisions of the Charter providing for a purchase option in favor of the Company in respect of those shares, to protect the Company's status as a REIT.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement and Articles Supplementary), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of the Company, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up of the Company, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as indicated in the applicable Prospectus Supplement and Articles Supplementary.

     Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the number of directors then constituting the Board of Directors of the Company, if not then previously increased by reason of a similar arrearage with respect to any series of Preferred Stock with like rights, will automatically be increased by two (2) and the holders of each series of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting of the shares of Preferred Stock of any series so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting at which their successors are to be elected, until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment;

whereupon, in either such case, either such directors shall resign or their term of office shall expire, and the number of directors constituting the Board of Directors shall be decreased accordingly.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least 66 2/3% of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Charter (including the Articles Supplementary for such series of Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     With certain exceptions, the Company's Charter provides that no person may own, actually or constructively, more than 9.8% by value of the Company's Common Stock or Preferred Stock. See "Restrictions on Ownership of Capital Stock."

                        DESCRIPTION OF DEPOSITARY SHARES
GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depositary, the Company will cause the Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock converted into other securities.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in a violation of the Ownership Limit (as defined below).

     From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption and surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or wilful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, are not convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least 66 2/3% of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Stock Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into securities of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITORY

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

RESTRICTIONS ON OWNERSHIP

     Holders of Depositary Receipts will be subject to the ownership restrictions of the Company's Charter which provides, with certain exceptions, that no person may own, actually or constructively, more than 9.8% by value of the Company's Common Stock or Preferred Stock. See "Restrictions on Ownership of Capital Stock."

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified therein ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

     The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currencies in which the price or prices of such Warrants may be payable; (5) the designation, amount and terms of the Offered Securities purchasable upon exercise of such Warrants; (6) the designation and terms of the other Offered Securities with which such Warrants are issued and the number of such Warrants issued with each such security; (7) if applicable, the date on and after which such Warrants and the Offered Securities purchasable upon exercise of such Warrants will be separately transferable; (8) the price or prices at which and currency or currencies in which the Offered Securities purchasable upon exercise of such Warrants may be purchased; (9) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (10) the minimum or maximum amount of such Warrants which may be exercised at any one time; (11) information with respect to book-entry procedures, if any; (12) a discussion of certain Federal income tax considerations; and (13) any other material terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                   RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

     The Company's Charter provides, subject to certain exceptions specified therein, that no holder may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 9.8% by value (the "Ownership Limit") of the outstanding Common Stock or Preferred Stock of the Company. The Charter further provides that any purported issuance or transfer of Common Stock or Preferred Stock in violation of the Ownership Limit shall be void ab initio. If shares of Common Stock or Preferred Stock in excess of the Ownership Limit, or shares of Common Stock or Preferred Stock that would cause the Company to be beneficially owned by less than 100 persons, are issued or transferred to any person, the Charter provides that, subject to certain exceptions, the intended transferee will acquire no rights in the stock. Shares of Common Stock or Preferred Stock transferred in excess of the Ownership Limit, or shares of Common Stock or Preferred Stock otherwise resulting in beneficial ownership of the Company being vested in fewer than 100 persons or loss of the Company's REIT status (collectively, an "Excess Transfer"), will automatically be transferred to an independent trustee for the benefit of one or more charitable organizations to be selected by the Company. While held by such trustee, the Charter provides that such shares will continue to have voting and dividend rights and will remain outstanding. The trustee may transfer such shares to any person whose ownership will not violate the Ownership Limit or the other limitations applicable to the intended transferee. If such a transfer is made by the trustee, the sale proceeds shall be paid to the intended transferee to the extent of the lesser of (a) the price paid by the intended transferee for the shares in the Excess Transfer (or, if the Excess Transfer was a gift or similar transaction, the market value of such shares at the time of the Excess Transfer) and (b) the price realized by the trustee on the sale or other disposition of such shares; any remaining proceeds, together with any dividends received by the trustee, will be paid to the charitable beneficiaries. The Charter also provides that shares of Common Stock or Preferred Stock held by the trustee will be subject to a purchase option in favor of the Company for a 90-day period following the Excess Transfer.

     The constructive ownership rules are complex and may cause Common Stock or Preferred Stock owned actually or constructively by a group of related individuals and/or entities to be deemed constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% by value of the Common Stock or Preferred Stock of the Company (or the acquisition of an interest in an entity which owns such Common Stock or Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% by value of the Common Stock or Preferred Stock, and thus subject such Common Stock or Preferred Stock to the Ownership Limit.

     The Board of Directors may waive the Ownership Limit with respect to a particular stockholder if evidence satisfactory to the Board of Directors is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors will require a ruling from the Internal Revenue Service (the "IRS"), opinions of counsel or other evidence satisfactory to the Board of Directors with respect to preserving the REIT status of the Company. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as REIT. Except as otherwise described above, any change of the Ownership Limit would require an amendment to the Charter of the Company. Such amendments require the affirmative vote of holders owning a majority of the outstanding shares of Common Stock. In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the REIT without the approval of the Board of Directors.

     All certificates representing shares of Common Stock and Preferred Stock will bear a legend referring to the restrictions described above.

     All persons who own, actually or constructively, more than a specified percentage of the outstanding shares of Common Stock or Preferred Stock must file an affidavit with the Company containing the information specified in the Charter within 30 days after January 1 of each year. In addition, each such stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the actual and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                      TO THE COMPANY OF ITS REIT ELECTION

     The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Offered Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Offered Securities. Certain federal income tax considerations relevant to holders of the Offered Securities will be provided in the applicable Prospectus Supplement relating thereto.

     EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY AS A REIT

     General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1987. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will continue to operate in a manner so as to qualify or remain qualified.

     The REIT provisions of the Code and the corresponding Treasury Regulations are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change (which change may apply retroactively).

     Latham & Watkins has rendered an opinion to the Company as of April 4, 1997 to the effect that the Company is organized in conformity with the requirements for qualification as a REIT, and that the Company's proposed method of operation (as described in this Prospectus and in any accompanying Prospectus Supplement and as represented by the Company to Latham & Watkins) will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various factual assumptions relating to the organization and operation of the Company and is conditioned upon such assumptions and certain representations made by the Company as to factual matters, including the factual representations of the Company concerning its business and assets as set forth in this Prospectus and in any accompanying Prospectus Supplement. Latham & Watkins undertakes no obligation hereby to update its opinion subsequent to its date. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year have satisfied or will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time, which changes could adversely affect the Company, its operations or its stockholders. See
"-- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to an asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally, a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors,
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to
(4), inclusive, must be met during the entire taxable year and that condition
(5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

     The Company believes that it has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). In addition, the Company's Charter and Articles Supplementary provide for restrictions regarding ownership and transfer of the Company's Common Stock and Preferred Stock, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. Such ownership and transfer restrictions are described in "Restrictions on Ownership of Capital Stock." There can be no assurance, however, that such transfer restrictions will in all cases prevent a violation of the share ownership provisions described in (5) and
(6) above.

     In addition, a corporation may not elect to be taxed as a REIT unless its taxable year is the calendar year. The Company has a calendar taxable year.

     The Company owns and operates a number of properties through wholly-owned subsidiaries (the "QRSs"). The Company has owned 100% of the stock of each of the QRSs at all times that each of the QRSs has been in existence. As a result, the QRSs will be treated as "qualified REIT subsidiaries" under the Code. Code
Section 856(i) provides that a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the IRS that the QRSs are qualified REIT subsidiaries.

     The Company also owns and operates a number of properties through partnerships. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships in which the Company is a partner will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. Certain special tax risks which may arise as a result of the Company investing in certain properties through partnerships are described below under the heading "-- Other Tax Matters." The Company has direct control of the partnerships in which it is a partner and believes that it has operated and intends to continue to operate such partnerships consistent with the requirements for qualification as a REIT.

     Income Tests. To maintain its qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. This 30% gross income test has been repealed for tax years beginning on or after January 1, 1998. See "-- Recently Enacted Legislation."

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of a tenant of the REIT (or a tenant of any partnership in which the REIT is a partner) (a "Related Party Tenant"), the rent received by the REIT (either directly or through any such partnership) from such tenant will not qualify as "rents from real property" in satisfying the gross income tests of the Code. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. However, the REIT may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the Board of Directors of the Company determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT), (iii) derive rental income attributable to personal property

(other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) except for certain development, property management, administrative and miscellaneous services, perform services which are not usually or customarily rendered in connection with the rental of space for occupancy only or which are considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue. See "-- Recently Enacted Legislation" for modifications to certain of the rules described in this paragraph.

     ERT Development Corporation ("EDV") receives fees in exchange for the performance of certain development activities. Such fees will not accrue to the Company, but the Company will derive dividends from EDV, which qualify under the 95% gross income test, but not the 75% gross income test. The Company believes that the aggregate amount of any nonqualifying income in any taxable year has not exceeded and will not exceed the limit on nonqualifying income under the gross income tests.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company would not qualify as a REIT. As discussed above under "-- General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% gross income test for 1997 or for previous tax years. In such case, the Company would cease to qualify as a REIT.

     Sales or Dispositions of Assets. The Company, as a REIT, is generally subject to two restrictions that limit its ability to sell real property. First, until December 31, 1997, as previously discussed, to qualify as a REIT, the Company must satisfy a 30% gross income limitation. Under this limitation, less than 30% of its gross income may be derived from the sale or disposition of (i) stock or securities held for less than one year, (ii) property (excluding certain property obtained through foreclosure) in which the Company is a "dealer," and (iii) real property held for less than four years. Gain from the sale or disposition of certain real property received in foreclosure or from involuntary conversion (e.g., eminent domain or accidental destruction) of any real property is not included for purposes of the 30% gross income limitation calculation. Second, the Company is subject to a tax of 100% on its gain (i.e., the excess, if any, of the amount realized over the Company's adjusted basis in the property) from each sale of property (excluding certain property obtained through foreclosure) in which it is a dealer. In calculating its gains subject to the 100% tax, the Company is not allowed to offset gains on sales of property with losses on other sales of property in which it is a dealer.

     Under the Code, the Company would be deemed to be a dealer in any property that the Company holds primarily for sale to customers in the ordinary course of its business. Such determination is a factual inquiry, and absolute certainty of the Company's status generally cannot be provided. However, the Company will not be treated as a dealer in real property for either the 30% gross income limitation or the 100% tax if (i) it has held the property for at least four years for the production of rental income, (ii) capitalized expenditures on the property in the four years preceding sale are less than 30% of the net selling price of the property, and (iii) the Company either (a) has seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all assets of the Company as of the beginning of the taxable year and substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom the Company derives no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale. However, the failure of the Company to meet these "safe harbor" requirements does not necessarily mean that it is a dealer in real property.

     Based on these rules, if the Company sells a property that it has held more than four years and otherwise satisfies the "safe harbor" described in the preceding paragraph, such sale will not cause the Company to violate the 30% gross income limitation and thereby lose its REIT status, or result in the imposition of the 100% tax on the gain. Even if the Company's disposition of the property does not qualify for the safe harbor, the Company can maintain its REIT status by limiting sales so that the potential gain would not exceed the 30% gross income limitation. However, because any dealer gain that is not covered by the safe harbor is subject to the 100% tax, any sale not covered by the safe harbor creates a risk that the REIT will be considered to be a dealer in real property. Although any risk from a single isolated sale may be small, the more regular, continuous, and ongoing the Company's sales of assets are, the more likely the Company will be treated as a dealer with respect to sales or dispositions of real property. Moreover, except for certain sales of property obtained through foreclosure, all sales, including sales of property held less than four years, count toward the seven sales/10% tax basis safe harbor for purposes of determining whether the Company qualifies for the safe harbor on any sales of property held for four years or more. Furthermore, once the Company has exceeded the seven sales/10% tax basis safe harbor, gain from all sales and not just the gain from sales in excess of such safe harbor are potentially subject to the 100% tax.

     The Company may be able to avoid triggering gain for purposes of the 30% gross income limitation on real property it has held less than four years if it exchanges such property for other property in a transaction that qualifies as a like-kind exchange under the Code, because the like-kind exchange provisions result in the deferral of gain. The like-kind exchange provisions of the Code, however, are not available to the Company on any property that it holds primarily for sale rather than investment or the production of income. An exchange of property for tax purposes that does not qualify for like-kind exchange treatment or some other nonrecognition provision is treated the same as a sale for cash. The Company may dispose of certain properties that it has held less than four years in transactions intended to qualify as like-kind exchanges. Until December 31, 1997, the Company intends to limit the gain realized from such transactions such that if it were to be required to immediately recognize all such gain it would nevertheless continue to satisfy the 30% gross income limitation. However, the failure of the transaction to qualify as a like-kind exchange could subject the Company to the 100% tax on its gains as described above even though the 30% gross income limitation was satisfied.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of the assets held by partnerships in which the Company owns an interest) must be represented by real estate assets (including stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets (including assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of assets held by partnerships in which the Company owns an interest) may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets (including assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of the assets held by partnerships in which the Company owns an interest) and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Company currently holds 100% of the stock of each of the QRSs. As set forth above, the asset tests provide that a REIT may not own securities of any one issuer which constitute more than 10% of such issuer's voting securities or more than 5% of the value of the REIT's total assets. However, if the Company's subsidiaries are "qualified REIT subsidiaries" as defined in the Code, such subsidiaries will not be treated as separate corporations for federal income tax purposes. Because the QRSs will be treated as "qualified REIT subsidiaries," the Company's ownership of the stock of the QRSs will not cause the Company to fail the asset tests.

     The Company owns 100% of the nonvoting preferred stock of EDV. Such shares of nonvoting preferred stock will not constitute voting securities for purposes of the asset tests. Furthermore, the Company has not owned and will not own any of the voting securities of EDV. Therefore, the Company will not be considered to own more than 10% of the voting securities of such corporation. In addition, the Company believes (and has represented to tax counsel to the Company for purposes of its opinion, as described above) that the value of its securities of EDV have not exceeded 5% of the total value of the Company's assets, and will not exceed such amount in the future. Latham & Watkins, in rendering its opinion as to the qualification of the Company as a REIT, is relying on the representation of the Company to such effect. No independent appraisals have been obtained to support this conclusion.

     After meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

     Annual Distribution Requirements. In order to qualify as a REIT, the Company must distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and by excluding the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the excess of the sum of certain items of non-cash income over 5% of "REIT taxable income" as described in clause (A)(i) above. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed portion at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made and intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet these distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Under new federal legislation, a REIT may elect to retain (and not distribute) and pay federal income tax on its net long-term capital gain and possibly certain excise taxes on its undistributed income. If such election is made, the REIT's stockholders must include in income their proportionate share of the undistributed long-term capital gain and are deemed to have paid their proportionate share of federal income tax paid by the REIT.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on all of its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Offered Securities. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would substantially increase the Company's federal and state income tax liabilities and substantially reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will still be taxable as ordinary income to the stockholders to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. In addition, once so disqualified, unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. As a result, the Company's failure to qualify for even one year could have significant adverse effects, including the Company's incurrence of substantial indebtedness (if such borrowings are feasible), its liquidation of substantial investments or its reduction or elimination of distributions with respect to its stock in order to pay the resulting taxes.

OTHER TAX MATTERS

     Certain of the Company's investments are through partnerships which may involve special tax risks. Such risks include possible challenge by the IRS of
(a) allocations of income and expense items, which could affect the computation of income of the Company and (b) the status of the partnerships as partnerships (as opposed to associations or publicly traded partnerships taxable as corporations) for income tax purposes. If any of the partnerships is treated as an association or a publicly traded partnership, it would be taxable as a corporation. In such a situation, if the Company's ownership in any of the partnerships exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's total assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to qualify as a REIT for the taxable year in which such distribution was received. In addition, in such a situation, the interest in any of the partnerships held by the Company would not qualify as a "real estate asset," which could make it more difficult for the Company to meet the 75% asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of losses generated by the partnerships in computing its taxable income. See "-- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. The IRS recently finalized and published Treasury Regulations (the "Final Regulations") which provide that a domestic business entity not otherwise classified as a corporation and which has at least two members (an "Eligible Entity") may elect to be taxed as a partnership for federal income tax purposes. The Final Regulations apply for tax periods beginning on or after January 1, 1997 (the "Effective Date"). Unless it elects otherwise, an Eligible Entity in existence prior to the Effective Date will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to the Effective Date. Such an entity's claimed classification will be respected for all prior periods so long as the entity had a reasonable basis for its claimed classification and certain other requirements have been satisfied. The Company believes that each of the partnerships met the requirements for classification as a partnership under prior law for all periods prior to the Effective Date and, therefore, under the Final Regulations, will be treated for tax purposes as a partnership (not as an association or publicly traded partnership taxable as a corporation) for periods beginning on or after the Effective Date. However, no assurance can be given that the IRS may not successfully challenge the tax status of any of the partnerships.

     A portion of the cash to be used by the Company to fund distributions to its stockholders comes from EDV through dividends on nonvoting preferred stock held by the Company. EDV does not qualify as a REIT and pays federal, state and local income taxes on its taxable income at normal corporate rates. The federal, state and local income taxes that EDV is required to pay reduces the cash available for distribution by the Company to its stockholders.

     As described above, the value of EDV's nonvoting preferred stock held by the Company cannot exceed 5% of the value of the Company's total assets at the end of any calendar quarter in which the Company acquires such securities or increases its interest in such securities. See "-- Taxation of the Company as a REIT -- Asset Tests." This limitation may restrict the ability of EDV to increase the size of its business unless the value of the assets of the Company is increasing at a commensurate rate.

RECENTLY ENACTED LEGISLATION

     On August 5, 1997, President Clinton signed into law the Taxpayer Relief Act of 1997 (H.R. 2014), which will have the effect of modifying certain REIT-related Code provisions for tax years of the Company beginning on or after January 1, 1998. The following list sets forth the significant changes contained in this legislation: (i) the rule disqualifying a REIT for any year in which it fails to comply with certain regulations requiring the REIT to monitor its stock ownership is replaced with an intermediate financial penalty; (ii) the rule disqualifying a REIT that is "closely held" (i.e., during the last half of each taxable year, 50% or more in value of a REIT's outstanding stock is owned by five or fewer individuals) does not apply if during such year the REIT complied with certain regulations which require the REIT to monitor its stock ownership, and the REIT did not know or have reason to know that it was closely held; (iii) a REIT is permitted to render a de minimis amount of impermissible services to tenants in connection with the management of property and still treat amounts received with respect to such property (other than certain amounts relating to such services) as qualified rent; (iv) the rules regarding attribution to partnerships for purposes of defining qualified rent and independent contractors are modified so that attribution occurs only when a partner owns a 25% or greater interest in the partnership; (v) the 30% gross income test is repealed;
(vi) any corporation wholly-owned by a REIT is permitted to be treated as a qualified REIT subsidiary regardless of whether such subsidiary has always been owned by the REIT; (vii) the class of excess noncash items for purposes of the REIT distribution requirements is expanded; (viii) property that is involuntarily converted is excluded from the prohibited transaction rules; (ix) the rules relating to shared appreciation mortgages are modified; (x) income from all hedges that reduce the interest rate risk of REIT liabilities, including rate swap or cap agreements, options, futures and forward rate contracts, is included in qualifying income for purposes of the 95% gross income tax; (xi) a REIT is able to elect to retain and pay income tax on its net long-term capital gain, and if such election is made, the REIT's shareholders include in income their proportionate share of the undistributed long-term capital gain and are deemed to have paid their proportionate share of tax paid by the REIT; (xii) the rules relating to the grace period for foreclosure property are modified; and (xiii) certain other Code provisions relating to REITs are amended.

STATE AND LOCAL TAXES

     The Company may be subject to state or local taxes in other jurisdictions such as those in which the Company may be deemed to be engaged in activities or own property or other interests. Such tax treatment of the Company in states having taxing jurisdiction over it may differ from the federal income tax treatment described in this summary. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from any entity for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 incorporated by reference herein have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Prospectus Supplement Summary..........  S-3
Risk Factors...........................  S-9
The Company............................ S-13
Use of Proceeds........................ S-18
Capitalization......................... S-19
Selected Consolidated Financial Data... S-20
Business and Properties................ S-21
Management............................. S-32
Description of Series B Preferred Stock
  and Depositary Shares................ S-34
Certain Federal Income Tax
  Considerations....................... S-39
Certain Indebtedness................... S-42
Underwriting........................... S-43
Legal Matters.......................... S-44
PROSPECTUS
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
The Company............................    3
Ratios of Earnings to Fixed Charges....    4
Use of Proceeds........................    4
Description of Debt Securities.........    5
Description of Common Stock............   16
Description of Preferred Stock.........   17
Description of Depositary Shares.......   22
Description of Warrants................   26
Restrictions on Ownership of Capital
  Stock................................   26
Certain Federal Income Tax
  Considerations to the Company of its
  REIT Election........................   28
Plan of Distribution...................   35
Experts................................   36

======================================================
======================================================

                                6,000,000 SHARES

                                  EXCEL REALTY
                                  TRUST, INC.

                               DEPOSITARY SHARES
                       EACH REPRESENTING 1/10 OF A SHARE
                                       OF
                                 % SERIES B CUMULATIVE
                           REDEEMABLE PREFERRED STOCK
                               ------------------

                             PROSPECTUS SUPPLEMENT
                                        , 1998

                               ------------------

                              SALOMON SMITH BARNEY
                           A.G. EDWARDS & SONS, INC.
                           MORGAN STANLEY DEAN WITTER
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED

======================================================